                            [CYBERMEDIA LETTERHEAD]

                                                                  August 3, 1998

To Our Stockholders:

     On behalf of the Board of Directors of CyberMedia, Inc. (the "Company"), we are pleased to inform you that on July 28, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Networks Associates, Inc. and Cyclone Acquisition Corp., its wholly owned subsidiary, pursuant to which Cyclone Acquisition Corp. today has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares (the "Shares") of the Common Stock of the Company at $9.50 per share. Under the Merger Agreement, upon satisfaction of certain conditions, the Offer will be followed by a merger (the "Merger") in which any remaining Shares will be converted into the right to receive $9.50 per Share in cash, without interest (except any Shares as to which the holder has properly exercised dissenter's rights of appraisal). Stockholders owning approximately 21% of the Company's outstanding Shares have agreed to tender their Shares in the Offer.

     THE COMPANY'S BOARD OF DIRECTORS HAS UNANIMOUSLY (A) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE HOLDERS OF THE SHARES, (B) APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND (C) RESOLVED TO RECOMMEND THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND APPROVE THE TRANSACTIONS CONTEMPLATED THEREBY.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") that is being filed today with the Securities and Exchange Commission. Among other things, the Board of Directors considered the opinion of its financial advisor, Hambrecht & Quist LLC, that the consideration to be received by the holders of Shares in the Offer and Merger is fair to such holders from a financial point of view.

     In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase dated August 3, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your shares pursuant to the Offer.

                                          On behalf of the Board of Directors,

                                    LOGO
                                          Kanwal Rekhi
                                          Chief Executive Officer and
                                          Chairman of the Board

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                CYBERMEDIA, INC.
                           (NAME OF SUBJECT COMPANY)

                                CYBERMEDIA, INC.
                     (NAMES OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   23249P107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                  KANWAL REKHI
               CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                                CYBERMEDIA, INC.
                        2850 OCEAN PARK BLVD., SUITE 100
                             SANTA MONICA, CA 90405
                                 (310) 664-5000

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:
                          ARTHUR F. SCHNEIDERMAN, ESQ.
                          BLAIR W. STEWART, JR., ESQ.
                              DANIEL R. MITZ, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is CyberMedia, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2850 Ocean Park Boulevard, Suite 100, Santa Monica, California 90405. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or "Statement") relates is the common stock, $0.01 par value, of the Company (the "Common Stock"). Unless the context otherwise requires, as used herein the term "Shares" shall mean shares of Common Stock.

ITEM 2. TENDER OFFER OF THE PURCHASER.

     This Statement relates to the cash tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated August 3, 1998 (as amended or supplemented, the "Schedule 14D-1"), filed by Networks Associates, Inc., a Delaware Corporation ("Parent"), and Cyclone Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), with the Securities and Exchange Commission (the "SEC"), relating to an offer to purchase all of the issued and outstanding Shares at $9.50 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, hereinafter referred to as the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated August 3, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the "Offer Documents").

     The Offer is being made in accordance with an Agreement and Plan of Merger, dated July 28, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, as soon as practicable after completion of the Offer and satisfaction or waiver, if permissible, of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), and the Company will become a wholly owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent, Purchaser, the Company or any of their wholly-owned subsidiaries and Shares held by stockholders of the Company who will have properly perfected their dissenters' rights, if any, under Delaware law) will be converted into the right to receive the Offer Price without interest. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

     The Offer Documents indicate that the principal executive offices of Parent and Purchaser are located at 3965 Freedom Circle, Santa Clara, California 95054.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Proxy Statement, dated May 6, 1998, relating to its June 10, 1998 Annual Meeting of Stockholders (the "Proxy Statement") under the headings "Security Ownership of Certain Beneficial Owners," "Directors and Management," "Director Compensation," "Compensation of Executive Officers," "Stock Option Grants and Exercises -- Option Grants in Last Fiscal Year," "Employment Agreements," "Certain Relationships and Related Transactions" and "Report of the Compensation Committee of the Board of Directors." A copy of the applicable portions of the Proxy Statement has been filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference.

  Certain Agreements and Plans

     Executive Employment Policy. The Company established an Executive Employment Policy (the "VP Policy") applicable to each Vice President ("VP") of the Company. Pursuant to the VP Policy, upon a Termination due to Change of Control (as defined below) of a VP or upon Termination without Cause of a

VP (as defined below), such VP is entitled to the following (provided that each of such severance benefits shall be given to a VP on only one occasion):

     Severance Payment. Such VP will receive a lump sum severance payment (the "Severance Payment") equal to six months annual base salary in effect immediately prior to the termination, subject to all applicable withholding and employment taxes. The Severance Payment will be reduced by the amount of pay the VP receives in lieu of notice under the Worker Adjustment and Retraining Act, if applicable. The VP Policy provides that the benefits provided under the VP Policy shall be in lieu of any other severance plan benefits provided by the Company under any other plan, policy, or agreement, such that the severance benefits payable under the VP Policy shall be reduced by any severance paid or payable to the VP by the Company under any other plan, policy or agreement; provided, however, that if the VP is entitled under any prior written and executed agreement to severance benefits that are greater than the severance benefits provided under the VP Policy, the VP shall not forfeit his/her rights to the difference between the severance benefits provided under such agreement and the severance benefits provided under the VP Policy.

     Coverage Under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"). If such VP elects COBRA continuation coverage pursuant to federal law, the Company shall pay the VP's COBRA premiums for a six month period after such VP's termination.

     Acceleration of Option Vesting. In addition to any vesting or accelerated vesting under the Company's Option Plans (as defined below in "Company Stock Plans"), such VP's unvested stock options shall immediately vest as if the VP were employed for an additional 12 months. Such VP shall have 90 days following his or her termination date to exercise vested shares. The period to exercise shall be extended, but only as long as necessary in order to allow the VP to exercise such options without violating regulatory trading rules.

     Benefits. Such VP shall receive the benefits, if any, under the Company's 401(k) Plan, employee bonus plans, employee stock purchase plans and other Company benefit plans to which the VP may be entitled pursuant to the terms of such plans. The VP's participation and rights in other benefit plans as may be provided by the Company at the time of his or her termination of employment shall be governed solely by the terms and conditions of such other plans, if any. All other wages and vacation accrued through the date of termination shall be paid, but there shall be no proration of incentive bonus unless "earned" under the provision of the applicable incentive bonus plan.

     As used in the VP Policy, (i) a "Termination due to Change of Control" means a Termination without Cause that occurs within one year after a Change of Control, as defined below; (ii) "Termination without Cause" means (A) any termination of a VP initiated by the Company unless Cause (as defined below) is the grounds for termination; (B) any termination of a VP, initiated by a VP, for a reason that constitutes a Constructive Termination (as defined below); or (C) a termination, initiated by a VP, because any successor to the Company fails to assume the obligations under the VP Policy; provided that notwithstanding the foregoing, the term "Termination without Cause" shall not mean any termination of a VP due to a VP's death, retirement, or permanent disability; (iii) "Cause" means (A) any act of fraud, misappropriation, embezzlement, or other act of material and unlawful dishonesty taken by a VP against the Company; (B) the conviction of a felony which the Company reasonably believes had or will have a material detrimental effect on the Company's reputation or business, (C) any act by a VP which constitutes gross misconduct and is injurious to the Company and
(D) any act by a VP which the Company determines constitutes a breach of security and is injurious to the Company; (iv) Change of Control means the occurrence of any of the following events: (A) a merger or consolidation involving the Company in which the shareholders of the Company immediately prior to such merger or consolidation own less than 50% of the voting power of the surviving corporation, (B) the sale of all or substantially all, of the assets of the Company or (C) any person, (as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act")) or group (within the meaning of Rule 13d of the Exchange Act) becoming the beneficial owner (within the meaning of Rule 13d-3 of the Exchange Act) of securities representing more than 50% of the voting power of the Company then outstanding; and (v) (D) "Constructive Termination" means the occurrence of any of the following conditions, without the VP's written consent, which condition(s) remain(s) in effect 20 days after written notice to the Company Board from the VP of such condition(s): (A) a decrease in the VP's base salary, or material decrease in the VP's annual target bonus, quarterly bonus, or employee benefits; (B) a material decrease in the VP's position, authority, duties and responsibilities; or (C) the relocation of the VP to a facility or location more than thirty (30) miles from the VP's then-existing facility or location.

  The Merger Agreement

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement which is incorporated by reference herein and a copy of which has been filed as an Exhibit to this Schedule.

     Commencement of the Offer. The Merger Agreement provides that as promptly as practicable but in no event later than five business days after the date of the Merger Agreement, Purchaser shall, and Parent shall cause Purchaser to, commence the Offer at the Offer Price.

     Merger. The Merger Agreement provides that, as soon as practicable after expiration of the Offer and the receipt of any required approvals and adoption of the Merger Agreement by the stockholders of the Company, to the extent required by the Delaware General Corporation Law (the "DGCL"), and the satisfaction or waiver, if possible, of certain other conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Surviving Corporation") (the "Effective Time").

     Vote Required to Approve Merger. In the Merger Agreement, the Company has agreed, if required by the DGCL in order to consummate the Merger, to take all action necessary in accordance with the DGCL to convene and hold a special meeting of its stockholders (the "Special Meeting") for the purpose of considering and taking action on the Merger Agreement as soon as practicable following the acceptance for payment of and payment for Shares by Purchaser pursuant to the Offer. The Company has further agreed that if a Special Meeting is convened, the Company shall prepare and file with the Commission a preliminary proxy statement relating to the Merger and the Merger Agreement, and use its best efforts (i) to obtain and furnish the information required to be included by the SEC in the Proxy Statement (as hereinafter defined) and, after consultation with Parent, to respond as soon as practicable to any comments made by the Commission with respect to the preliminary proxy statement and cause a definitive proxy statement (the "Proxy Statement") to be mailed to its stockholders and (ii) to obtain the necessary approvals of the Merger and adoption of the Merger Agreement by its stockholders. Subject to compliance with applicable fiduciary duties, the Company, acting through its Board of Directors, shall include in the Proxy Statement the recommendation of its Board of Directors that stockholders of the Company vote in favor of approval and adoption of the Merger and the Merger Agreement. In the event that proxies are to be solicited from the Company's stockholders, the Company shall use its best efforts to obtain the necessary approvals of the Merger and adoption of the Merger Agreement by stockholders. At any such Special Meeting, Parent and Purchaser have agreed that all of the Shares then owned by Parent, Purchaser or any other subsidiaries of Parent will be voted in favor of the Merger.

     Board Representation. If Purchaser purchases Shares pursuant to the Offer, the Merger Agreement provides that Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or its affiliates bears to the total number of Shares then outstanding. The Company has further agreed, upon request of Parent, to promptly take all actions necessary to cause Parent's designees to be so elected, including, if necessary, increasing the size of the Company Board (to the extent permitted by the Company's Certificate of Incorporation and By-Laws) and/or seeking the resignations of one or more existing directors, provided, however, that prior to the Effective Time, the Company Board shall at all times have at least two members who are members of the Company Board on the date of the Merger Agreement and are neither officers of the Company or any of its subsidiaries, nor officers or directors of Purchaser or any of its affiliates, or other independent directors appointed to replace such persons.

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

     Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the stockholders of the Company, each Share issued and outstanding immediately prior thereto (other than Shares held by Parent, Purchaser, the Company or any of their wholly-owned subsidiaries and Shares with respect to which appraisal rights are properly exercised ("Dissenting Shares")) shall be canceled and extinguished and shall be converted into the right to receive the Offer Price. Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of Shares, be converted into and shall thereafter evidence one validly issued and outstanding share of common stock of the Surviving Corporation.

     Assumption of Stock Option Plans. The Merger Agreement provides that at the Effective Time each option outstanding under any of the Option Plans (an "Option") shall be assumed by Parent and shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Option (including, without limitation, any repurchase rights or vesting provisions) shares of Common Stock, $0.01 par value, of Parent ("Parent Common Stock"), except that (i) such Option shall be exercisable for that number of shares of Parent Common Stock equal to the product of the number of Shares that were issuable upon exercise of such Option immediately prior to the Effective Time multiplied by a fraction, the numerator of which is the Offer Price and the denominator of which is the average of the last reported sale prices of Parent Common Stock on the five trading days immediately preceding the date of the Effective Time, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Option will be equal to the aggregate exercise price for the Shares purchasable pursuant to such Option immediately prior to the Effective Time divided by the number of full shares of Parent Common Stock purchasable thereafter in accordance with the foregoing, rounded down to the nearest whole cent.

     Cancellation of Warrants. The Merger Agreement provides that Parent shall not assume or continue any outstanding warrants for Shares ("Warrants"). The Company, Parent and Purchaser have agreed that all appropriate action will be taken to provide that, at or following the Effective Time, each holder of an outstanding Warrant shall be entitled to receive an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the per share exercise price of such Warrant and (ii) the number of Shares subject to such Warrant which are exercisable immediately prior to the Effective Time.

     Employee Benefit Arrangements. The Merger Agreement provides that the Company shall, and Parent shall cause the Company to, honor and, from and after the Effective Time, the Surviving Corporation to honor, all obligations under the employment and severance agreements to which the Company or any of its subsidiaries is presently a party. Notwithstanding the foregoing, from and after the Effective Time, the Surviving Corporation shall have the right to amend, modify, alter or terminate any Company Employee Plan (as defined below), provided that any such action shall not affect any rights for which the agreement or consent of the other party or a beneficiary is required; provided that, except as prohibited by the Company's 401(k) plan or applicable law, the Company will promptly take any and all actions necessary and appropriate to terminate the Company's 401(k) plan, including without limitation (i) adoption of resolutions by the Company Board terminating the 401(k) plan immediately prior to consummation of the Offer and (ii) timely delivery of any notices required under the terms of the 401(k) plan. "Company Employee Plan" is defined as any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each "employee benefit plan," within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any affiliate of the Company for the benefit of any employee of the Company.

     In addition, employees of the Surviving Corporation immediately following the Effective Time who immediately prior to the Effective Time were employees of the Company or any Company subsidiary shall be given credit for purposes of eligibility and vesting under each employee benefit plan, program, policy or arrangement of Parent or the Surviving Corporation in which such employees participate subsequent to the Effective Time for all service with the Company and any Company subsidiary prior to the Effective Time (to
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

the extent such credit was given by the Company or any Company subsidiary) for purposes of eligibility and vesting.

Conditions to the Offer.

     The Merger Agreement provides that, notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time, Purchaser shall not be required to accept for payment or pay for, or may terminate or amend the Offer and may postpone the acceptance of, and payment for, subject to Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any Shares tendered pursuant to the Offer if at Midnight, New York City time, on Friday, August 28, 1998 (the "Expiration Date") (i) the Minimum Condition (as defined below) is not satisfied, (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement of 1976 Act, as amended (the "Hart-Scott-Rodino Act"), shall not have expired or been terminated, or
(iii) any of the following exist:

          (a) any statute, rule, regulation, legislation, ruling, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Merger, by any governmental entity of competent jurisdiction that (1) makes illegal or otherwise prohibits consummation of the Offer or the Merger, (2) prohibits or materially limits the ownership or operation by Parent or Purchaser of all or any substantial portion of the business or assets of the Company (or any of its subsidiaries that is material to the Company and its subsidiaries, taken as a whole), or compels Parent or Purchaser to dispose of, divest or hold separately all or any substantial portion of the business or assets of Parent, Purchaser or the Company (or any of its subsidiaries that is material to the Company and its subsidiaries, taken as a whole), or imposes any material limitation on the ability of Parent or Purchaser to conduct its business or own such assets, (3) imposes any material limitation on the ability of Parent or Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser or Parent on the adoption of the Merger Agreement and all other matters properly presented to the Company's stockholders, (4) requires divestiture by Parent or Purchaser of any Shares, or (5) results in a Material Adverse Effect on the Company (for the purposes of the Merger Agreement, the term "Material Adverse Effect" when used in connection with an entity is defined as any change, event or effect that is materially adverse to the business, assets (including intangible assets), financial condition or results of operations of such entity and its subsidiaries, taken as a whole, except for those changes, events and effects that (i) are directly caused by conditions affecting the United States economy as a whole or affecting the industry in which such entity competes as a whole, which conditions do not affect such entity in a disproportionate manner, or (ii) are related to or result from the announcement or pendency of the Offer and/or the Merger); or

          (b) there shall be instituted and pending any action or proceeding by any governmental entity that would reasonably be expected to result in any of the consequences referred to in clauses (1) through (5) of paragraph (a) above; or

          (c) any change shall have occurred that has had, or reasonably would be expected to have, a Material Adverse Effect on the Company; or

          (d) the Merger Agreement shall have been terminated in accordance with its terms; or

          (e) any of the representations and warranties of the Company set forth in the Merger Agreement, when read without any exception or qualification as to materiality or Material Adverse Effect, shall not be true and correct, as if such representations and warranties were made immediately prior to the consummation of the Offer (except as to any such representation or warranty which speaks as of a specific date, which must be untrue or incorrect as of such specific date), except where the failure or failures to be so true and correct, individually or in the aggregate, do not and would not reasonably be expected to have a Material Adverse Effect on the Company; or

          (f) the Company shall have failed to perform or to comply with any of its obligations, covenants or agreements under the Merger Agreement in any material respect.

     "Minimum Condition" means that a number of Shares outstanding that would constitute at least a majority of the Shares then outstanding, on a fully diluted basis (including for the purpose of such calculation all Shares issuable upon exercise of all Options and Warrants which are vested or scheduled to vest on or before October 31, 1998 with an exercise price less than the Offer Price, and conversion of all convertible securities or other rights to purchase or acquire Shares with a conversion price less than the Offer Price) shall be validly tendered and not withdrawn prior to the Expiration Date or shall be held by Parent, Purchaser or any affiliate thereof or issuable upon the exercise or conversion of any equity or debt security held by Parent, Purchaser or any affiliate thereof which is then exercisable or convertible.

     The foregoing conditions (including those set forth in clauses (i) and (ii) of the initial paragraph) are for the benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions (except for any action or inaction in material breach of the Merger Agreement by Parent or Purchaser) and, except for the Minimum Condition, may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time in their sole discretion, in each case, subject to the terms of the Merger Agreement. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     Conditions to Obligations of All Parties to the Merger. The respective obligations of Parent, Purchaser and the Company to consummate the Merger are subject to the following conditions: (i) the stockholders of the Company shall have duly approved and adopted the Merger Agreement if required by the DGCL;
(ii) Purchaser shall have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms of the Merger Agreement; and (iii) the consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling and there shall not have been any statute, rule or regulation enacted, promulgated or issued which prevents the consummation of the Merger or has the effect of making the purchase of the Shares illegal.

     Schedule 14D-9. In the Merger Agreement, the Company has agreed that concurrently with the filing by Parent and Purchaser of the Schedule 14D-1, or promptly thereafter on the same day, it will file with the Commission this
Schedule 14D-9 (the "Schedule 14D-9") containing the recommendation of the Company Board that the Company's stockholders accept the Offer, and approve and adopt the Merger Agreement and approve the transactions contemplated thereby and shall disseminate the Schedule 14D-9 as required by Rule 14d-9 under the Exchange Act, provided, that such recommendation may be withdrawn, modified or amended in connection with a Superior Proposal (as defined below).

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser, including, but not limited to, representations and warranties relating to the Company's organization and qualification, capitalization, obligations with respect to capital stock, authority to enter into the Merger Agreement and carry out the transactions contemplated thereby, Commission filings (including financial statements), absence of certain changes or events, taxes, title to properties, absence of liens and encumbrances, intellectual property, compliance, permits and restrictions, litigation, broker's and finder's fees, employee benefit plans and employee matters, environmental matters, agreements, contracts and commitments, change of control payments, customs and information supplied by the Company. The Company has also represented that the Company Board has taken or will take all action so that the restrictions contained in Section 203 of the DGCL applicable to a "business combination" (as defined in such Section 203) will not apply to the execution, delivery or performance of the Merger Agreement or the Company Option Agreement or to the consummation of the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement.

     Parent and Purchaser have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to Parent's and Purchaser's organization and qualification, their authority to enter into the Merger Agreement and consummate the Offer and the Merger, required consents and approvals, documents related to the Offer, the availability of sufficient funds necessary to satisfy all of Parent's and Purchaser's obligations to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay all related fees and expenses, and the absence of certain litigation.

     Conduct of Company's Business Pending Merger. Except as contemplated by the Merger Agreement, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms, the Effective Time, or such time as Parent's designees shall constitute a majority of the Company Board, the Company has agreed that the Company and each of its subsidiaries shall, except to the extent that Parent shall otherwise consent in writing, carry on its business, in all material respects, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations, pay its debts and taxes when due, subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, subject to good faith disputes over such obligations, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees, and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, except as permitted by the terms of the Merger Agreement, without the prior written consent of Parent, during such period, the Company has agreed not to do any of the following and not to permit its subsidiaries to do any of the following:

          (a) Waive any stock repurchase rights, or accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans except pursuant to written agreements outstanding, or policies existing, on the date of the Merger Agreement;

          (b) Grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date of the Merger Agreement, or adopt any new severance plan;

          (c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Company's intellectual property, or enter into grants to future patent, copyright or other intellectual property rights, other than non-exclusive licenses granted in the ordinary course of business and consistent with past practice (it being agreed that Parent shall not unreasonably withhold consent to any non-exclusive license agreement related to the Company's enterprise business and that Parent's failure to reasonably object to any such agreement within five business days of any request for consent shall constitute such consent);

          (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; provided that any of the Company's wholly-owned subsidiaries may declare, set aside or pay dividends or make other distributions with respect to their capital stock in the ordinary course of business and consistent with past practices.

          (e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the service relationship with any employee, director or consultant pursuant to stock option or purchase agreements in effect on the date of the Merger Agreement (which repurchases the Company shall be obligated to effectuate if the repurchase price is less than the Offer Price);

          (f) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of the capital stock of the Company or any of its subsidiaries, or any securities convertible into shares of such capital stock, or subscriptions, rights, warrants or options to acquire any shares of such capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) the issuance, delivery and/or sale of Shares pursuant to the exercise of Options therefor outstanding as of the date of the Merger

     Agreement, and (ii) the grant of employee stock options, consistent with the Company's established past practice for similarly situated employees, to non-officer employees who are hired in accordance with the Merger Agreement;

          (g) Cause, permit or propose any amendments to its Certificate of Incorporation, Bylaws or other charter documents (or similar governing instruments of any of its subsidiaries);

          (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or, except as permitted by the Merger Agreement, otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company or enter into any joint venture, strategic partnership or alliance;

          (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets that are material, individually or in the aggregate, to the business of the Company, except sales of inventory and used equipment, or the license of the Company's products in the ordinary course of business consistent with past practice (it being agreed that Parent shall not unreasonably withhold consent to any non-exclusive license agreement related to the Company's enterprise business and that Parent's failure to reasonably object to any such agreement within five business days of any request for consent shall constitute such consent);

          (j) Incur, assume or pre-pay any indebtedness for borrowed money, guarantee any indebtedness or obligation of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice, (ii) pursuant to existing credit facilities in the ordinary course of business, or (iii) as contemplated by the Merger Agreement;

          (k) Hire any employee, except replacements for former non-officer employees, hired in the ordinary course of business consistent with past practice;

          (l) Adopt or amend any employee stock purchase or employee stock option plan, or adopt or amend any material employee benefit plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director, employee or consultant except pursuant to written agreements outstanding on the date of the Merger Agreement and previously disclosed in writing to Parent, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of any of its directors, officers, employees or consultants other than normal periodic salary increases for non-officer employees made in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

          (m) Make any payments outside of the ordinary course of business in an aggregate amount in excess of $250,000;

          (n) Except in the ordinary course of business, modify, amend or terminate any material contract or agreement to which the Company or any subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder;

          (o) Enter into, amend or extend any contracts, agreements, or obligations relating to the distribution, sale, license or marketing by third parties of the Company's products or products licensed by the Company, other than agreements, extensions or amendments that grant non-exclusive rights to such third parties and provide for termination by the Company for convenience on not more than 60 days' notice;

          (p) Materially revalue any of its assets (other than the booking of reserves in the ordinary course of business and consistent with past practices) or, except as required by a change in law or in GAAP or the rules of the SEC, make any change in accounting methods, principles or practices, including inventory accounting practices;

          (q) Make any loans, advances or capital contributions to, or investments in, any other person or entity, except for loans, advances, capital contributions or investments between any wholly-owned subsidiary of the Company and the Company or another wholly-owned subsidiary of the Company and advances of business related expenses (including expenses related to business travel) to employees in the ordinary course and consistent with past practice;

          (r) Authorize or make capital expenditures beyond those provided in the Company's existing capital expenditure budget, or that are individually in excess of $100,000 or in the aggregate in excess of $500,000 in any calendar quarter;

          (s) Materially accelerate or delay collection of any notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business;

          (t) Materially delay or accelerate payment of any account payable beyond or in advance of its due date or the date such liability would have been paid in the ordinary course of business;

          (u) Settle or compromise any suits or claims or threatened suits or claims for payments in an aggregate amount in excess of $500,000;

          (v) Make any tax election not required by law or settle or compromise any material tax liability;

          (w) Cancel or terminate any material insurance policy naming it as a beneficiary or a loss payable payee or permit any such policy to lapse (it being understood that the Company may renew any insurance policy in effect as of the date of the Merger Agreement);

          (x) Increase the aggregate dollar value of inventory owned by distributors in the first and second tiers of its distribution channel (which has not been "sold through" to end-user customers and which such distributors have the right to return) above the aggregate value of such inventory at June 30, 1998;

          (y) Begin shipment of any new products to customers, except for alpha versions and not more than 50 beta versions of any product delivered to customers solely for evaluation purposes; or

          (z) Agree in writing or otherwise to take any of the actions described in (a) through (y) above.

     Source Code Escrow. Under the terms of the Merger Agreement, the Company agreed to deposit into escrow (the "Source Code Escrow") with Brambles NSD, Inc., or such other entity as is reasonably satisfactory to Parent and the Company (the "Escrow Agent"), CDROMs containing true, correct and complete copies of the source code, together with all relevant documentation, build instructions, and any tools or libraries used in the build process that are not commercially available in off-the-shelf or shrink wrap form, for each of its currently shipping versions of products (including but not limited to versions of products in the following product families: First Aid, UnInstaller, Oil Change, Guard Dog and CSS Repair Engine for Workgroups) and versions of all products currently under development (collectively, the "CyberMedia Source Code"). Prior to the Expiration Date, the Source Code Escrow will be periodically updated to include a complete and updated copy of all CyberMedia Source Code. The CyberMedia Source Code shall be held in the Source Code Escrow at the offices of the Escrow Agent until the date on which Purchaser has accepted for payment and paid for Shares pursuant to the Offer (the "Release Date"), at which time it shall be released to Parent or its representative promptly upon request. In the event that, prior to the Release Date, the Merger Agreement shall be terminated pursuant to its terms, the Source Code Escrow shall terminate and the CyberMedia Source Code shall be returned to the Company.

     Non-Solicitation. The Company has agreed in the Merger Agreement that from and after the date of the Merger Agreement until the earlier of the Effective Time or termination of the Merger Agreement pursuant its terms, the Company and its subsidiaries will not, and they will direct their respective Representatives (as defined below) not to, directly or indirectly, (A) solicit, initiate or encourage the submission of any Alternative Proposal (as defined below) or (B) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate the making of any proposal that constitutes or may reasonably be expected to lead to, an Alternative Proposal. The Company has agreed that it and its subsidiaries will immediately cease, and instruct their respective Representatives to immediately cease, any and all activities, discussions or negotiations with any parties conducted previously with respect to any Alternative Proposal. The Company also agreed as promptly as practicable, and in any event within 24 hours, to advise Parent orally and in writing of (i) any Alternative Proposal or any request for non-public information which the Company reasonably believes may lead to an Alternative Proposal, (ii) the material terms and conditions of such information, request or Alternative Proposal, and (iii) the identity of the person making any such information, request or Alternative Proposal. The Company will keep Parent informed in all material respects of the status and details (including material amendments) of any such request or Alternative Proposal. For the purposes of the Merger Agreement, an "Alternative Proposal" is defined as any inquiry, proposal or offer from any person or Group (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) relating to any direct or indirect acquisition or purchase of any product line or other material portion of the assets of the Company and its subsidiaries taken as a whole (but excluding the purchase from the Company of its products or used equipment in the ordinary course of business), or more than a 20% interest in the total outstanding voting securities of the Company or any of its subsidiaries, or any tender offer or exchange offer that if consummated would result in any person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement. For the purposes of the Merger Agreement, "Representative" is defined as the officers, directors or employees or any investment banker, attorney, accountant or other advisor or representative retained by the Company or its subsidiaries.

     Subject to the other provisions of the Merger Agreement, from and after the date of the Merger Agreement until the earlier of the Effective Time and termination of the Merger Agreement pursuant to its terms, the Company has agreed that neither the Company Board nor any committee thereof will (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Purchaser, their approval or recommendation to the Company's stockholders of the Offer, the Merger Agreement or the Merger or (ii) cause the Company to enter into any letter of intent, agreement in principal, acquisition agreement or other similar agreement (an "Acquisition Agreement") with respect to any Alternative Proposal. In addition, subject to the other provisions of the Merger Agreement, from and after the date of the Merger Agreement until the earlier of the Effective Time and termination of the Merger Agreement pursuant to its terms, the Company has agreed that the Company and its subsidiaries will not, and they will direct their Representatives not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Alternative Proposal; provided, however, that nothing in the Merger Agreement shall prohibit the Company Board from taking and disclosing to the Company's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

     Notwithstanding the foregoing, if at any time prior to consummation of the Offer, the Company Board reasonably determines in good faith, after consultation with outside legal counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company Board may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal (as defined below), or enter into an Acquisition Agreement with respect to a Superior Proposal, provided that the Company shall have given Parent written notice (a "Notice of Superior Proposal") at least two business days prior to entering into any such Acquisition Agreement and at least two business days prior to public disclosure by the Company Board of such withdrawal, modification, approval or recommendation, advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of the Superior Proposal and identifying the person making such Superior Proposal. Any amendment to the price or material terms of a Superior Proposal shall require an additional Notice of Superior Proposal and an additional two business day period thereafter, to the extent permitted under applicable law, prior to public disclosure by the Company Board of its recommendation with respect thereto. For the purposes of the Merger Agreement, "Superior Proposal" is defined as a bona fide offer made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the total outstanding voting securities of the Company or all or substantially all the assets of the Company, which offer is otherwise on terms which the Company Board determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders from a financial point of view than the Offer and the Merger, and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Company Board is capable of being obtained by such third party.

     The Company also has agreed not to provide any non-public information to a third party unless: (i) the Company provides such non-public information pursuant to a nondisclosure agreement with terms regarding the protection of confidential information at least as restrictive as such terms in the Confidentiality Agreement; and (ii) such non-public information has been previously or is contemporaneously delivered to Parent.

     Public Announcements. Pursuant to the Merger Agreement, the Company, on the one hand, and Parent and Purchaser, on the other hand, have agreed to attempt in good faith to consult with each other prior to issuing any press release or otherwise making any public statement with respect to the Merger Agreement, the Offer, the Merger or the other transactions contemplated hereby, to provide to the other party for review a copy of any such press release or statement, and not to issue any such press release or make any such public statement prior to attempting in good faith such consultation and review, unless required by applicable law or any listing agreement with a securities exchange.

     Indemnification. Pursuant to the terms of the Merger Agreement, all rights to indemnification now existing in favor of any of the current or former directors and officers of the Company (the "Indemnified Parties") as provided in its Certificate of Incorporation or By-Laws, in each case as of the date of the Merger Agreement, and in indemnification agreements between the Company and the Indemnified Parties shall survive the Merger and shall continue in full force and effect from and after consummation of the Offer in accordance with their terms, as such terms exist on the date hereof. After the Effective Time, Parent has agreed to cause the Surviving Corporation to honor all rights to indemnification referred to in the preceding sentence.

     Pursuant to the Merger Agreement, Parent has agreed to cause the Company, and from and after the Effective Time, the Surviving Corporation, to maintain in effect for not less than six years from the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company; provided that the Surviving Corporation may substitute therefor other policies not less advantageous (other than to a de minimus extent) to the beneficiaries of the current policies, provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; and provided, further, that the Surviving Corporation shall not be required to pay an annual premium in excess of 150% of the last annual premium paid by the Company prior to the date of the Merger Agreement. If the Surviving Corporation is unable to obtain the insurance required by the Merger Agreement for such maximum amount it is required to obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

     Termination of Merger Agreement. The Merger Agreement provides grounds for which it may be terminated, and the Merger abandoned, at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company (with any termination by Parent also being an effective termination by Purchaser). The Merger Agreement may be so terminated:

          (a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company, subject, following the consummation of the Offer, to the concurrence of certain members of the Company Board who are independent of Parent;

          (b) by either Parent or the Company if:

             (i) the Offer is terminated, withdrawn or expires pursuant to its terms without any Shares having been purchased thereunder; provided, however, that neither Parent nor the Company may terminate the Merger Agreement if such party is in material breach of the Merger Agreement, including, in the case of Parent, if Parent or Purchaser is in material violation of the terms of the Offer;

             (ii) any court, administrative agency, commission, or other governmental authority or instrumentality ("Governmental Entity") shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger, which order, decree, ruling or other action is final and nonappealable; or

             (iii) prior to the purchase of Shares pursuant to the Offer, the Company Board has recommended, or the Company has entered into an Acquisition Agreement with respect to, a Superior Proposal; provided, however, that termination by the Company pursuant to this provision of the Merger Agreement is conditioned upon concurrent payment by the Company of the Termination Fee (as defined below) in accordance with the terms of the Merger Agreement.

          (c) by Parent prior to the purchase of Shares pursuant to the Offer if:

             (i) the Company shall have failed to include in the Schedule 14D-9 the recommendation of the Company Board that the stockholders of the Company accept the Offer;

             (ii) the Company Board or any committee thereof shall have (A) withdrawn or modified (including but not limited to by amendment of the Schedule 14D-9) in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, (B) approved or recommended, taken no position with respect to, or failed to recommend against any Alternative Proposal, or (C) resolved to do any of the foregoing;

             (iii) the Company or any of its subsidiaries or any of their respective Representatives participate in any discussions or negotiations with or provide any non-public information to any third party in breach of the non-solicitation provisions of the Merger Agreement; or

             (iv) the Company is in material breach of any of its covenants or obligations under the Merger Agreement; provided that if such breach is curable through the exercise of the Company's commercially reasonable efforts, Parent may not terminate the Merger Agreement under this provision of the Merger Agreement unless such breach is not cured prior to September 30, 1998.

          (d) by the Company prior to the purchase of Shares pursuant to the Offer if:

             (i) the Offer shall not have been commenced in accordance with its terms or Parent or Purchaser shall have failed to purchase validly tendered Shares in violation of the terms of the Offer within 10 business days after the expiration of the Offer; provided, however, that the Company shall not be entitled to terminate the Merger Agreement pursuant to this provision of the Merger Agreement if it is in material breach of the Merger Agreement; or

             (ii) Parent or Purchaser is in material breach of any of its covenants or obligations under the Merger Agreement; provided that if such breach is curable through exercise of Parent's or Purchaser's commercially reasonable efforts, the Company may not terminate the Merger Agreement under this provision of the Merger Agreement unless such breach is not cured within 20 days after giving notice to Parent.

     Fees and Expenses. The Merger Agreement provides that, except as described below, whether or not the transactions contemplated by the Offer and the Merger Agreement are consummated, all costs and expenses incurred in connection with the transactions contemplated by the Offer and the Merger Agreement shall be paid by the party incurring such expenses.

     The Merger Agreement also provides that the Company shall pay Parent a termination fee of $4,000,000 (the "Termination Fee") under various circumstances as follows.

     The Company is required to pay Parent the Termination Fee concurrently with termination of the Merger Agreement if the Company exercises its right to terminate the Merger Agreement because the Company Board is recommending, or the Company is entering into an Acquisition Agreement with respect to, a Superior Proposal.

     The Company is required to pay Parent the Termination Fee within one business day following termination of the Merger Agreement, if Parent exercises its right to terminate the Merger Agreement as a result of any of the following:

          (i) the Company Board has recommended, or the Company has entered into an Acquisition Agreement with respect to, a Superior Proposal;

          (ii) the Company fails to include in the Schedule 14D-9 the recommendation of the Company Board that the stockholders of the Company accept the Offer;

          (iii) the Company Board or any committee thereof (A) withdraws or modifies (including but not limited to by amendment of the Schedule 14D-9) in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, (B) approves or recommends, takes no position with respect to, or fails to recommend against any Alternative Proposal, or (C) resolves to do any of the foregoing; or

          (iv) the Company or any of its subsidiaries or any of their respective Representatives participate in any discussions or negotiations with or provide any non-public information to any third party in breach of the non-solicitation provisions of the Merger Agreement.

     The Company is required to pay Parent the Termination Fee if the Merger Agreement is terminated as a result of the mutual consent of the Company and Parent, or if the Offer is terminated, withdrawn or expires pursuant to its terms without any Shares having been purchased thereunder, or is terminated by Parent due to material breach by the Company of any of its covenants or obligations under the Merger Agreement which, if curable through the exercise of the Company's commercially reasonable efforts, has not been cured prior to September 30, 1998, and if at the time of any such termination there is pending any offer by any person other than Parent or any affiliate of Parent to effect an Acquisition (as defined below) and, within 12 months following such termination, any person other than Parent or any affiliate of Parent effects an Acquisition, or enters into an Acquisition Agreement with the Company or commences a tender offer for an Acquisition and the transactions contemplated thereby are subsequently consummated at any time. In such event, the Termination Fee must be paid to Parent at or prior to the consummation of such Acquisition.

     Finally, if the Merger Agreement is terminated as a result of the mutual consent of the Company and Parent, or if the Offer is terminated, withdrawn or expires pursuant to its terms without any Shares having been purchased thereunder (other than a termination solely as a result of a failure to satisfy the Minimum Condition, or a failure to satisfy the conditions specified in section (iii)(a) or (b) above under "Conditions to the Offer"), or is terminated by Parent due to material breach by the Company of any of its covenants or obligations under the Merger Agreement which, if curable through the exercise of the Company's commercially reasonable efforts, has not been cured prior to September 30, 1998, and if at the time of any such termination no offer by any person other than Parent or any affiliate of Parent to effect an Acquisition is pending and, within six months following such termination, any person other than Parent or any affiliate of Parent effects an Acquisition, or enters into an Acquisition Agreement with the Company or commences a tender offer for an Acquisition and the transactions contemplated thereby are subsequently consummated at any time, the Company shall pay Parent at or prior to the consummation of such Acquisition an amount equal to the lesser of (A) the Termination Fee or (B) the amount, if any, by which the aggregate consideration paid to the Company and/or its stockholders in such Acquisition exceeds $126,944,000.

     For the purposes of the Merger Agreement, an "Acquisition" is defined as any merger, consolidation or other reorganization, any tender offer or other transaction or series of related transactions involving the acquisition of securities of the Company, or any sale or license of all or substantially all the business or assets of the Company, unless the stockholders of the Company prior to such transaction or series of related transactions retain following such transaction or series of related transactions (in respect of their equity interest in the Company prior thereto) more than 50% of the voting equity securities of the surviving or successor corporation to the business of the Company.

     If the Company fails promptly to pay the Termination Fee or other amount due under these provisions, and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for such amounts, the Company shall pay to Parent its reasonable costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on such amounts at the prime rate of Bank of America, NT&SA, in effect on the date such payment was required to be made.

     The Termination Fee shall not be deemed to be liquidated damages, and the right to the payment of the Termination Fee shall be in addition to (and not a maximum payment in respect of) any other damages or remedies at law or in equity to which Parent or Purchaser may be entitled as a result of the willful violation or willful breach of any term or provision of the Merger Agreement or any Support Agreement, as described below.

  The Support Agreements.

     Concurrently with the execution of the Merger Agreement, Parent entered into the Support Agreements with Kanwal Rekhi, James R. Tolonen, Suhas Patil, Ronald Posner, Robert Davis and Kenneth Kucera. In the aggregate, such stockholders owned approximately 2,787,116 Shares representing approximately 18.0% of the outstanding Shares on a fully diluted basis (approximately 20.9% of the currently outstanding Shares) as of July 28, 1998. The following is a summary of the material terms of the Support Agreements. This summary is not a complete description of the terms and conditions of the Support Agreements and is qualified in its entirety by reference to the full text of the Support Agreements which is incorporated herein by reference and a copy of which has been filed as an exhibit to this Schedule 14D-9.

     Pursuant to the Support Agreements, each of these stockholders agreed to tender and not withdraw his Shares pursuant to the Offer. Each of such stockholders has also agreed, for so long as the Support Agreement is in effect, at any meeting of the stockholders of the Company, however called, to vote his Shares in favor of the Merger, against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, and against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer. Each of such stockholders also granted representatives of Parent an irrevocable proxy to vote his Shares in favor of the Merger and other transactions contemplated by the Merger Agreement, against any Acquisition Proposal.

     In addition, each of such stockholders agreed not to (i) transfer any or all of his Shares, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of his Shares, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to his Shares, (iv) deposit his Shares into a voting trust or enter into a voting agreement or arrangement with respect to his Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Support Agreements or the Merger Agreement or which would make any representation or warranty of such stockholder under the Support Agreement untrue or incorrect.

     The agreements and proxy contained in each Support Agreement will terminate on the earlier of payment for the Shares pursuant to the Offer and the termination of the Merger Agreement in accordance with its terms.

  The Company Option Agreement

     Concurrently with the execution of the Merger Agreement, the Company and Parent entered into the Company Option Agreement. The following is a summary of the material terms of the Company Option Agreement. This summary is not a complete description of the terms and conditions of the Company Option Agreement and is qualified in its entirety by reference to the full text of the Company Option Agreement, which is incorporated herein by reference, and a copy of which has been filed as an exhibit to this Schedule 14D-9.

     Pursuant to the Company Option Agreement, the Company granted Parent the option (the "Company Option")to acquire, under certain circumstances, a number of Shares equal to 19.9% of the total number of Shares issued and outstanding as of July 28, 1998 less the number of Shares issuable upon full conversion of the Convertible Note, and adjusted thereafter to reflect changes in the Company's capitalization occurring after the date of the Merger Agreement (provided that the number of Shares issuable upon exercise of the Company Option shall be reduced to the extent necessary so that the aggregate number of Shares issuable under the Company Option and upon conversion of the Convertible Note shall not, upon such issuance, constitute more than 19.9% of the total number of Shares issued and outstanding). The per share purchase price of Shares purchased pursuant to exercise of the Company Option is the Offer Price, payable in cash.

     The Company Option is exercisable, in whole or in part, at any time or from time to time after the occurrence of an event (a "Trigger Event") which causes the Termination Fee to become payable to Parent by the Company under the Merger Agreement. The Company Option terminates upon the earlier of the following: (i) the Effective Time of the Merger, (ii) the termination of the Merger Agreement under circumstances which do not constitute a Trigger Event and following which a Trigger Event cannot occur, (iii) six months after Parent receives written notice from the Company of the occurrence of a Trigger Event, (iv) 12 months following the termination of the Merger Agreement if during such 12-month period no Trigger Event has occurred, and no transaction the consummation of which would give rise to a Trigger Event, is pending, and (v) the date following 12 months after the termination of the Merger Agreement when no transaction entered into or commenced prior to that date that, if consummated, would have given rise to a Trigger Event, remains pending. The exercise period is automatically extended if exercise of the Company Option is prohibited or restrained for certain legal reasons. In addition, the Company Option cannot be exercised by Parent if Parent is in material breach of its material representations, warranties, covenants or agreements in the Company Option Agreement or the Merger Agreement.

     The Company's obligation to issue Shares under the Company Option is subject to a number of conditions, including expiration of all applicable waiting periods under the Hart-Scott-Rodino Act, the absence of any injunction or order, receipt of any required governmental consents, approvals, orders, authorizations and permits.

     At any time when the Company Option is exercisable, Parent has the right (the "Put Option") to require the Company to repurchase the Company Option, either in whole or in part, at a price equal to (i) the difference between the Market Price (as defined below) and the exercise price, multiplied by (ii) the number of Shares subject to purchase under the Company Option or the portion thereof specified in the repurchase notice. "Market Price" is defined as the average per share closing sale price of the Shares on the Nasdaq National Market for the 10 trading days immediately preceding the date of the repurchase notice.

     In the event that Parent (and/or any of its affiliates) receives Net Proceeds (as defined below) which, combined with any Termination Fee paid to Parent pursuant to the Merger Agreement and any payment made to Parent (and/or any of its affiliates) pursuant to Parent's exercise of the Put Option (or upon any other sale of the Company Option) exceed $5,500,000, Parent is required to promptly remit to the Company an amount equal to all Net Proceeds in excess of such amount. "Net Proceeds" is defined as the aggregate proceeds from the sale or other disposition of Shares acquired by Parent (and/or any of its affiliates) upon exercise of the Company Option (plus any securities or other assets issued to Parent (and/or any of its affiliates) in exchange for or as dividends upon such Shares and any cash dividends received by Parent (and/or any of its affiliates) with respect to such Shares) less the exercise price multiplied by the number of Shares included in such disposition.

     Prior to July 28, 2003, the Company Option Agreement requires Parent to vote all Shares acquired upon exercise of the Company Option in the same manner and in the same proportion as all other Shares are voted on each matter submitted to a stockholder vote. In addition, the Company Option Agreement requires Parent to execute written consents with respect to such Shares in the same proportion as written consents are executed by other holders of Shares.

     Under the Company Option Agreement, Parent's right to sell, assign, pledge or otherwise dispose of or transfer Shares acquired upon exercise of the Company Option is subject to certain restrictions and first-refusal rights in favor of the Company.

     In addition, the Company Option Agreement gives Parent certain rights to have the Shares acquired upon exercise of the Company Option registered under the Securities Act for sale in a public offering. The registration rights take effect after the termination of the Merger Agreement and are subject to certain conditions and limitations. In lieu of registration, the Company Option Agreement gives the Company the option to agree to purchase, for cash, all or part of the Shares covered by the registration request, at a price equal to at least 80% of the average per share closing sale price of the Shares on the Nasdaq National Market for the 20 trading days immediately preceding the date Parent gives notice. The Company Option Agreement allows Parent to demand a total of two registrations, and allows the Company to defer the requested registrations for prescribed periods of time under certain circumstances.

  The Loan Agreement

     On July 28, 1998, immediately prior to the execution of the Merger Agreement, the Company and Parent entered into a Note Purchase and Security Agreement (the "Loan Agreement") pursuant to which Parent agreed to loan the Company $10,000,000 in principal amount (the outstanding principal balance and any accrued but unpaid interest constituting the "Loan Amount"). The Loan Amount is evidenced by a Secured Subordinated Convertible Promissory Note (the "Convertible Note") issued concurrently with the execution of the Loan Agreement. The following is a summary of the material terms of the Loan Agreement and the Convertible Note. This summary is not a complete description of the terms and conditions of the Loan Agreement or Convertible Note, and is qualified in its entirety by reference to the full text of such agreements, which are incorporated herein by reference and copies of which have been filed as an exhibit to this Schedule 14D-9.

     Conversion Right. Parent has the right, in its sole discretion, at any time and from time to time to elect to convert all or any part of the Loan Amount into the number of Shares (the "Conversion Shares") determined by dividing the total Loan Amount being converted by the Conversion Price. The Conversion Price means $6.66 per Share, subject to adjustment for stock splits, subdivisions and reverse stock splits.

     Interest. The Convertible Note bears interest at an annual rate equal to LIBOR (3-month) in effect on the first day of each calendar quarter, plus two percent. Upon an "Event of Default" (as defined in the Convertible Note and described below), interest will accrue at an annual rate equal to two percent plus the rate otherwise in effect. Interest payments are due on the first day of each calendar quarter, beginning on October 1, 1998, and upon maturity or any prepayment of the outstanding principal amount.

     Repayment; Acquisition. The Loan Amount is payable in full on July 28, 2000. Unless and until the Merger Agreement shall have been terminated in accordance with its terms, the Company may not prepay any principal or interest under the Convertible Note without the prior written consent of Parent. Thereafter, the Company shall have the right at any time and from time to time, upon 10 business days' prior written notice to Parent (during which notice period Parent will remain entitled to elect to convert all or part of the Loan Amount), to prepay the Loan Amount, in whole or in part, without payment of any premium or penalty. The Loan Amount is due and payable (without any prepayment penalty), upon either (i) the closing of the sale or transfer of all or substantially all of the Company's assets; or (ii) the closing of a merger or consolidation of the Company or other transaction or series of related transactions in which the stockholders immediately prior to such transaction or transactions do not own a majority of the voting securities of the Company or the surviving corporation as applicable.

     Subordination. The Convertible Note is subordinated, as to both security interest and right of payment, to up to $6 million of senior debt which the Company may obtain from banks, insurance companies, lease financing institutions, or other institutional lenders (the "Senior Debt").

     Security Interests. As collateral security for the prompt and complete payment and performance of the Company's obligations under the Convertible Note, the Company granted Parent a continuing security interest in all of presently existing and hereafter acquired or arising assets of the Company, including the Company's intangible property and intellectual property rights (the "Collateral").

     Covenants. In connection with the Loan Agreement, the Company covenanted that it:

          (a) will not transfer or otherwise encumber any interest in the Collateral, except for certain permitted liens and liens that may be granted in favor of the holders of Senior Debt and except for non-exclusive licenses under its patents, copyrights and other intellectual property rights granted by the Company in the ordinary course of business;

          (b) will deliver to Parent a quarterly report listing any applications or registrations that it has made, filed or acquired in respect of any patents, copyrights or trademarks and the status of any outstanding applications or registrations;

          (c) will protect, defend and maintain the validity and enforceability of its material patents and copyrights, use its best efforts to detect infringements of its patents and copyrights and promptly advise Parent of infringements detected, and not allow any material patents or copyrights to be abandoned, forfeited or dedicated to the public without the written consent of Parent, which shall not be unreasonably withheld;

          (d) will within 30 days of the date of the Loan Agreement register or cause to be registered (to the extent not already registered) with the United States Copyright Office, the copyrights associated with the currently shipping versions of its "First Aid" software products, and register with the United States Copyright Office once each calendar quarter those additional copyrights developed, authored or acquired by the Company from time to time for new releases and of each then shipping version of its First Aid and Uninstaller software; and

          (e) will not create, incur, assume or suffer to exist any lien with respect to any of its property or assign or otherwise convey any right to receive income therefrom, or enter into any agreement that would impair or conflict with its obligations under the Loan Agreement and Convertible Note without Parent's prior written consent, which consent shall not be unreasonably withheld, and will not permit the inclusion in any contract to which it becomes a party of any provisions that could or might in any way prevent the creation of a security interest in the Company's rights and interests in any property included within the definition of the Collateral acquired under such contracts, except for permitted liens and the granting of liens in favor of the holders of Senior Debt, and except that certain contracts may contain anti-assignment provisions that could in effect prohibit the creation of a security interest in such contracts if the Company is required, in its commercially reasonable judgment, to accept such provisions.

     Events of Default. The occurrence of any of the following would constitute an event of default under the Loan Agreement and Convertible Note:

          (a) The Company's breach of the obligation to pay any amount due within 10 days of the date of written notice from Purchaser to the Company of such breach;

          (b) The Company's failure to perform, keep or observe any of its covenants, conditions, promises, agreements or obligations under any agreement with any third person or entity, after the expiration of any applicable grace period under such agreement, or after any period of forbearance acknowledged in writing by the other party to such agreement, if such failure has a material adverse effect on the Company's assets, operations or financial condition;

          (c) The Company's institution of proceedings against itself, or the Company's filing of a petition or answer or consent seeking reorganization or release, under the federal Bankruptcy Code, or any other applicable federal or state law relating to creditors' rights and remedies, or the Company's consent to the filing of any such petition or the appointment of a receiver, liquidation, assignee, trustee or other similar official of the Company or of any substantial part of its property, or the Company's making of an assignment for the benefit of creditors, or the taking of corporate action in furtherance of such action;

          (d) the creation (whether voluntary or involuntary) of, or any attempt to create, any lien or encumbrance upon any of the Collateral, other than permitted liens and liens in favor of the holders of Senior Debt, or the making or any attempt to make any levy, seizure or attachment thereof and such lien, encumbrance, levy, seizure or attachment has not been removed, discharged or rescinded within 10 days after the Company is notified of or learns of such lien, encumbrance, levy, seizure or attachment;

          (e) the occurrence and continuance of any default under any lease or agreement for borrowed money that gives the lessor or the creditor of such indebtedness, as applicable, the right to accelerate the lease payments or the indebtedness, as applicable, in an amount in excess of $1,000,000 or the right to exercise any rights or remedies with respect to any of the Collateral;

          (f) the entry of any judgment or order against the Company in an amount in excess of $1,000,000 which remains unsatisfied or undischarged and in effect for 30 days without a stay of enforcement or execution; or

          (g) The Company's breach of any warranty or agreement made by the Company in the Loan Agreement and, as to any breach that is capable of cure, the Company fails to cure such breach within 20 days of notice from Purchaser of the occurrence of such breach.

     Remedies upon Event of Default. Upon an Event of Default, Parent will have all the rights and remedies of a secured creditor under California law, including the right to foreclose on the Collateral, to require the Company to assemble the Collateral and any tangible property in which Parent has a security interest and to make it available to Parent at a place designated by Parent. Parent will have a nonexclusive, royalty-free license to use the copyrights, patents and trademarks of the Company to the extent reasonably necessary to permit Parent to exercise its rights and remedies upon the occurrence of an Event of Default. The Company has agreed to pay any expenses (including reasonable attorneys' fees) incurred by Parent in connection with the exercise of any of Parent's rights upon default, including without limitation any expense incurred in disposing of the Collateral.

     Registration Rights. Parent has the right to demand that the Company register Conversion Shares under the Securities Act. Parent may demand up to four registrations, at the Company's expense, for resale in a public offering if the Company is eligible to register shares on Form S-3 (or two registrations if it is not so eligible). The right to demand registration is subject to various conditions and limitations, including the right of the Company to defer such registration for prescribed periods of time under certain circumstances.

     Confidentiality. In connection with the Company granting Parent and its representatives access to certain confidential information for purposes of evaluating the contemplated transaction, Parent and the Company executed a Confidentiality Agreement, dated as of June 9, 1998 (the "Confidentiality Agreement"). Among other things, Parent has agreed to keep confidential all confidential proprietary information furnished to it by the Company relating to the Company (the "Confidential Information"), subject to certain exceptions and to use the Confidential Information solely in evaluating possible participation certain transactions relating to the Company. Additionally, Parent has agreed not to solicit or offer employment to any employees of the Company for a period of 18 months from the date of the Confidentiality Agreement. In the event that the contemplated transaction is not consummated, Parent has agreed to destroy or return all Confidential Information of the Company upon the Company's request.

  Indemnification

     The Company's Certificate of Incorporation provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability is not permitted by the DGCL.

     The Company's Bylaws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director or officer of the Company, or that such director or officer is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     The Company has previously entered into indemnification agreements with each of its directors and officers. The indemnification agreements generally provide: (i) for indemnification to the fullest extent permitted by law if an indemnitee was or is or becomes a participant in, or is threatened to be made a participant in, any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation that the indemnitee in good faith believes might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, investigative or other by reason of (or arising in part out of) any event or occurrence related to the fact that the indemnitee is or was a director or officer of the Company, or any subsidiary of the Company, or is or was serving at the request of the Company as a director or officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of the indemnitee while serving in such capacity against any and all expenses (including attorneys' fees and all other costs, expenses and obligations incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in, any such action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation, judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) of the claim and (ii) for advancement of all expenses incurred by the indemnitee.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Company Board.

     The Company Board has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of the Shares, (b) approved and adopted the Merger Agreement and the transactions contemplated thereby, and (c) resolved to recommend that the stockholders of the Company accept the Offer and approve and adopt the Merger Agreement and approve the transactions contemplated thereby.

     (b) Background of the Offer; Reasons for the Recommendation.

     Background. On February 20, 1998, William L. Larson, the Chief Executive Officer and Chairman of the Board of Parent contacted Kanwal Rekhi, currently the Chief Executive Officer and Chairman of the Board of the Company, to learn about the Company generally. During the course of the discussion, Mr. Larson expressed interest in exploring a possible relationship between Parent and the Company. Mr. Rekhi indicated to Mr. Larson that although the Company was focused on executing on its business plan, Mr. Rekhi would discuss the matter with the Company Board.

     On March 2, 1998, at a meeting of the Company Board, the Company Board discussed the Company's capital needs. The Company Board determined that the Company should initiate discussions with investment bankers regarding alternatives available for raising capital, pursuing corporate partnerships or identifying appropriate parties with whom a business combination would be mutually beneficial. The Company Board authorized management and Mr. Rekhi to initiate such discussions. Mr. Rekhi also informed the Company Board of his February 20 discussion with Mr. Larson regarding interest by Parent in exploring a possible relationship with the Company. The Company Board authorized Mr. Rekhi to pursue discussions further and to determine the extent of Parent's interest.

     On March 5, 1998, Mr. Larson met with Mr. Rekhi again to further discuss a possible relationship between Parent and the Company.

     On March 31, 1998, the Company signed an engagement letter with Hambrecht & Quist LLC ("H&Q") to provide assistance in securing a private placement of the Company's securities or to advise the Company with respect to opportunities involving the sale of all or part of the Company.

     On April 22, 1998, a meeting of the Company Board was held during which the Company Board discussed the need to seek investment in the Company. H&Q gave a presentation to the Company Board regarding potential investors interested in participating in a preferred stock financing of the Company and discussed various transaction structures. After the H&Q presentation, the Company Board discussed its investment needs and alternatives.

     On May 15, 1998, H&Q provided an update to the Company Board regarding potential equity private placement transactions.

     On June 9, 1998, Mr. Larson and Mr. Rekhi again discussed the possibility of a relationship between Parent and the Company, and Parent and Company entered into the Confidentiality Agreement under which Parent was furnished with certain financial and business information concerning the Company.

     On June 10, 1998, a meeting of the Company Board was held during which the Company Board discussed various strategic alternatives for the Company. Representatives from H&Q were present and discussed with the Company Board several private placement transaction structures and their advantages and disadvantages. Also at this meeting, the Company Board authorized and directed H&Q to investigate the interest of other third parties in acquiring the Company.

     During the period from June 9 until June 21, 1998, representatives of the Company and Parent held various discussions and meetings concerning their respective businesses and the potential framework of an acquisition of the Company by Parent.

     In the morning of July 10, 1998, representatives of Parent, the Company and H&Q held a meeting to discuss a time frame for a potential acquisition of the Company by Parent, the need for completing an acquisition quickly, the Company's capital needs, the status of litigation involving the Company, possible valuations of the Company, and the extent of legal financial and technical review of the Company that would be required by Parent. Mr. Rekhi indicated to Mr. Larson that the Company was then currently pursuing a potential private placement financing of the Company, and because the Company would be required to suspend its financing activities if an acquisition proposal from Parent were to be approved by the Company Board, the Company would require a financing arrangement with Parent.

     On July 10, 1998, Mr. Rekhi informed the Company Board of the discussions with Parent's representatives earlier that day. The Company Board discussed the framework of Parent's proposals concerning a possible transaction. The Company Board indicated that a substantial risk would be involved if attempts to secure financing were suspended while pursuing a possible acquisition with Parent, and that therefore, prior to accepting any acquisition proposal, the Company would require Parent to provide financing to the Company. The Company Board instructed management to continue negotiations with Parent.

     On July 13, 1998, Parent's legal counsel delivered to the Company's legal counsel an outline of a potential transaction proposing (a) an all cash tender offer by a subsidiary of Parent for all of the outstanding shares of the Company with a subsequent cash-out merger, and (b) a convertible debt financing pursuant to which Parent would loan $10 million to the Company under to a convertible promissory note. Representatives of Parent and the Company, together with their respective legal counsel and H&Q, held telephonic meetings on July 13, 1998, to discuss the proposal.

     On July 14, 1998, the Company Board held a meeting to discuss Parent's acquisition and financing proposals. Participating in the meeting were representatives of H&Q, as well as the Company's legal counsel. The principal terms of the proposed transaction were reviewed and discussed. The Company Board also discussed the possibility of a business combination with other third parties, and representatives of H&Q discussed their efforts in investigating interest by potential investors and acquirors. The Company Board instructed management to discuss concerns the Company Board had regarding the proposals with representatives of Parent.

     On July 15, 1998, representatives of Parent and the Company, together with their respective legal advisors and H&Q held a further telephonic meeting to discuss Parent's proposals.

     On July 16, 1998, Parent's legal counsel delivered a revised proposal reflecting certain changes discussed during the July 13 meeting.

     From July 15 to July 28, representatives of the Company, H&Q, and the Company's legal counsel held discussions with representatives of Parent and Parent's legal counsel to negotiate various aspects of the acquisition and financing proposals. During this period the Company's management kept members of the Company Board informed as to these discussions. In addition, from time to time from July 18th through July 23rd, Parent's legal counsel, accountants and representatives of Parent conducted legal, financial and technical reviews of the Company.

     On July 22, 1998, the Company Board held a meeting during which the Company's legal counsel reviewed for the Company Board its fiduciary duties in the context of a sale of the Company and reviewed with management the status of negotiations of the terms of the proposed transaction. Representatives of H&Q provided an analysis of the proposed transaction including an overview of the financial condition of the Company, recent stock price performance and various analyses for determining Company's valuation. The Company's management also reviewed for the Company Board the Company's financial and operating history (including the decline in revenues over the past quarter and management's estimates for future periods), discussions relating to potential strategic partnerships, discussions regarding potential private placements of the Company's securities, the nature and strength of competing companies, industry developments and comparable transactions. The Company Board discussed the continuing need for financing. The Company Board then discussed the open issues remaining to be resolved with respect to the proposed acquisition and financing proposals from Parent and directed management to continue negotiations with Parent.

     On July 24, 1998, representatives of the Company met with potential investors interested in a private placement financing of the Company.

     On July 27, 1998, the Company Board met and reviewed and discussed the proposed acquisition and financing transactions with Parent. At the meeting, the Company's legal counsel gave a presentation to the Board on the terms of the Merger Agreement and related documents, the structure of the Offer and the Merger, the terms of the Loan Agreement and Note and the Board's fiduciary duties to stockholders. The Company Board received an oral opinion from H&Q at the meeting that, as of such date, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger as contemplated in the Merger Agreement was fair from a financial point of view to such holders. This oral opinion was subsequently confirmed by delivery of the written opinion of H&Q, dated July 28, 1998. The Company Board members discussed the terms of the proposed acquisition and financing transactions with its advisors and among themselves. Following this discussion, the Company Board unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of the Shares, (b) approved and adopted the Merger Agreement and the transactions contemplated thereby, and (c) resolved to recommend that the stockholders of the Company accept the Offer and approve and adopt the Merger Agreement and approve the transactions contemplated thereby.

     On the morning of July 28, 1998, Parent and Company executed the Loan Agreement and the Company executed the Convertible Note. Subsequently, Parent and the Company executed the Merger Agreement and the Stock Option Agreement and simultaneously, Parent and certain stockholders of the Company executed the Support Agreements.

     Factors Considered by the Board of Directors. In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all stockholders tender their Shares pursuant to the Offer, the Company Board considered a number of factors, including:

          (1) the financial and other terms of the Offer, the Merger Agreement, the Loan Agreement, the Convertible Note and the related transaction agreements;

          (2) the presentation of H&Q and H&Q's opinion to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the $9.50 per Share cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair to the stockholders of the

     Company, from a financial point of view (the "Fairness Opinion"). THE FULL TEXT OF H&Q'S WRITTEN FAIRNESS OPINION IS FILED AS EXHIBIT 14 TO THIS
     SCHEDULE 14D-9 AND IS ALSO ATTACHED HERETO AS ANNEX A. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

          (3) that Parent was willing to enter into a financing arrangement with the Company, which financing was not contingent upon the successful consummation of the Offer or the Merger;

          (4) that the $9.50 per share tender offer price represents a premium of approximately 20% over the closing price of the Company's Common Stock on the Nasdaq National Market System ("Nasdaq") on July 27, 1998, the last full trading day prior to the public announcement of the execution of the Merger Agreement;

          (5) the history of the price of the Shares on Nasdaq over the last 12 months;

          (6) the view of the Company Board, based in part upon the presentations of management and H&Q, regarding the likelihood of a superior offer arising;

          (7) the Company's existing competitive and market position, including the Company's ability to effectively compete with companies having significantly greater financial resources than the Company;

          (8) the Company's long-term and short-term capital needs, especially in light of the Company's competitive and market position as described above;

          (9) the provisions of the Merger Agreement and the Company Option Agreement, including the provisions allowing the Company to respond to certain unsolicited inquiries concerning an acquisition of the Company, and the provisions which permit the Company to terminate the Merger Agreement upon payment to Parent of a break-up fee under certain circumstances;

          (10) the fact that Parent's and Purchaser's obligations under the Offer were not subject to any financing condition;

          (11) Parent's financial condition and ability to cause Purchaser to meet its obligations under the Merger Agreement;

          (12) the alternatives available to the Company in light of the consideration proposed to be paid for the Shares pursuant to the Offer and the Merger Agreement, including continuing to maintain the Company as an independent company and not engaging in any extraordinary transaction;

          (13) the failure of any other potential bidder to submit a proposal having terms more favorable than the terms proposed by Parent;

          (14) legal matters relating to the Offer and the Merger Agreement, including the review provided for under the Hart-Scott-Rodino Anti-Trust Improvements Act with respect to the antitrust implications of the Offer and the terms of the Offer and the Merger Agreement related thereto;

          (15) the willingness of the directors and members of management of the Company to enter into the Support Agreements, pursuant to which, among other things, such persons agreed to tender the Shares owned by them for purchase by the Purchaser pursuant to the Offer;

          (16) the familiarity of the Company Board with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates; and

          (17) the discussions held by the Company with other companies regarding potential business combination transactions or financings with the Company.

     The foregoing discussion of the information and factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained H&Q in connection with the Offer and the Merger. Pursuant to a letter agreement, dated March 31, 1998, the Company is required to pay H&Q, upon delivery of the Fairness Opinion, a fee, payable in cash, of $250,000, which amount will be credited against any compensation otherwise payable by the Company to H&Q upon the consummation of a sale of the Company. Upon consummation of a sale of the Company, including a sale pursuant to the transactions contemplated by the Merger Agreement, the Company has agreed to pay H&Q a fee, payable in cash on closing, of 1.375% of all consideration received by the Company. In addition to the foregoing compensation, the Company has agreed to indemnify H&Q against certain liabilities and expenses arising out of the engagement and the transactions in connection therewith, including certain liabilities under the federal securities laws.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares to Purchaser pursuant to the Offer. See "Item 3 -- Support Agreements."

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Short Form Merger. Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares of Common Stock pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a significantly longer period of time will be required to effect the Merger.

     Pending Litigation. On or about July 28, 1998, an individual claiming to be a stockholder of the Company filed a Class Action Complaint alleging, among other things, a breach of fiduciary duties by the Company Board in approving the Merger Agreement and naming the members of the Company Board, the Company and Parent as defendants. The Complaint seeks an injunction restraining the consummation of the Offer and the Merger and unspecified compensatory damages. The Company believes the Complaint is without merit and intends to vigorously defend against it. A copy of the Complaint is filed as Exhibit 17 to this Schedule.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   1      Agreement and Plan of Merger, dated July 28, 1998, by and
          among Networks Associates, Inc., Cyclone Acquisition Corp.
          and CyberMedia, Inc., including Conditions to the Offer.
   2      Stock Option Agreement, dated July 28, 1998, by and between
          Networks Associates, Inc., and CyberMedia, Inc.
   3      Support Agreement, dated as of July 28, 1998, by and between
          Networks Associates, Inc. and Kanwal Rekhi.
   4      Support Agreement, dated as of July 28, 1998, by and between
          Networks Associates, Inc. and James R. Tolonen.
   5      Support Agreement, dated as of July 28, 1998, by and between
          Networks Associates, Inc. and Suhas Patil.
   6      Support Agreement, dated as of July 28, 1998, by and between
          Networks Associates, Inc. and Ronald S. Posner.
   7      Support Agreement, dated as of July 28, 1998, by and between
          Networks Associates, Inc. and Robert Davis.
   8      Support Agreement, dated as of July 28, 1998, by and between
          Networks Associates, Inc. and Kenneth Kucera.
   9      Note Purchase and Security Agreement, made as of July 28,
          1998, by and among CyberMedia, Inc. and Networks Associates,
          Inc.
  10      Secured Subordinated Convertible Promissory Note, dated July
          28, 1998, made by CyberMedia, Inc. for the benefit of
          Networks Associates, Inc.
  11      Executive Employment Policy
  12      Letter to Stockholders of CyberMedia, Inc., dated August 3,
          1998.
  13      Fairness Opinion of Hambrecht & Quist LLC, dated July 28,
          1998.
  14      Confidentiality Agreement, dated June 9, 1998, by and
          between Networks Associates, Inc. and CyberMedia, Inc.
  15      Form of Indemnification Agreement and provisions regarding indemnification of directors and officers from the Company's
          Certificate of Incorporation and Bylaws.
  16      Pages 6-11 of the Proxy Statement, dated May 6, 1998, for
          the Annual Stockholder meeting on June 10, 1998.
  17      Class Action Complaint filed by Stanley Schneider in the
          Court of Chancery in the State of Delaware, dated July 28,
          1998.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By: /s/ Kanwal Rekhi

                                          --------------------------------------
                                          Kanwal Rekhi
                                          Chief Executive Officer and
                                          Chairman of the Board

Dated: August 3, 1998

                                                                         ANNEX A

                       [HAMBRECHT & QUIST LLC LETTERHEAD]

July 28, 1998

Confidential

The Board of Directors
CyberMedia, Inc.
2850 Ocean Park Blvd.
Santa Monica, CA 90405

Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock (the "Common Stock") of CyberMedia, Inc. ("CyberMedia" or the "Company") of the consideration to be received by such shareholders in connection with a proposed transaction as set forth below.

     We understand that CyberMedia, Network Associates, Inc. ("Network Associates") and Cyclone Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of Network Associates, propose to enter into an Agreement and Plan of Merger (the "Agreement") dated as of July 28, 1998. The terms of the Agreement provide, among other things, that (i) Merger Sub will promptly commence a tender offer (the "Offer") to purchase for cash all of the outstanding shares of Common Stock at a purchase price of $9.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Agreement and certain ancillary documents to be filed with the Securities and Exchange Commission; and
(ii) the Merger Sub will subsequently be merged (the "Merger") with and into the Company in a transaction which will provide the remaining holders of shares of Common Stock (other than Network Associates, CyberMedia, the Merger Sub or their respective subsidiaries, and holders who have perfected their appraisal rights, if any, under Delaware law) with $9.50 per share in cash. The Offer and the Merger constitute the "Proposed Transaction".

     Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of CyberMedia in connection with the Proposed Transaction, and we will receive a fee for our services, which include the rendering of this opinion.

     In the past, we have provided investment banking and other financial advisory services to CyberMedia and have received fees for rendering these services. In particular, Hambrecht & Quist acted as lead managing underwriter in the Company's initial public offering in 1996. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of CyberMedia and receives customary compensation in connection therewith, and also provides research coverage for CyberMedia. In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of CyberMedia for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Hambrecht & Quist may in the future provide additional investment banking or other financial advisory services to Network Associates.

     In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

          (i) reviewed the publicly available consolidated financial statements of Network Associates for recent years and interim periods to date and certain other relevant financial and operating data of Network Associates made available to us from published sources;

          (ii) reviewed the publicly available consolidated financial statements of CyberMedia for recent years and interim periods to date and certain other relevant financial and operating data of CyberMedia made available to us from published sources and from the internal records of CyberMedia;

          (iii) reviewed certain internal financial and operating information, including certain projections, relating to CyberMedia prepared by the management of CyberMedia;

          (iv) discussed the business, financial condition and prospects of CyberMedia with certain of its officers;

          (v) reviewed the recent reported prices and trading activity for the common stocks of CyberMedia and compared such information and certain financial information for CyberMedia with similar information for certain other companies engaged in businesses we consider comparable;

          (vi) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

          (vii) reviewed the Agreement; and

          (viii) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning Network Associates or CyberMedia considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent valuation or appraisal of any of the assets or liabilities of Network Associates or CyberMedia; nor have we conducted a physical inspection of the properties and facilities of either company. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of Network Associates and CyberMedia. For purposes of this opinion, we have assumed that neither Network Associates nor CyberMedia is a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transaction and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion.

     It is understood that this letter is for the information of the Board of Directors in connection with its review of the Proposed Transaction and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in any filings with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934. This letter does not constitute a recommendation to any stockholder as to whether such stockholder should accept the Offer.

     Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the consideration to be received by the holders of the Common Stock in the Proposed Transaction is fair to such holders from a financial point of view. We express no opinion, however, as to the adequacy or financial fairness of any consideration received in the Proposed Transaction by Network Associates or its affiliates.

                                          Very truly yours,

                                          HAMBRECHT & QUIST LLC

                                          By /s/ DAVID G. GOLDEN

                                            ------------------------------------
                                            David G. Golden
                                            Managing Director

                                                                      SCHEDULE I

                                CYBERMEDIA, INC.
                        2850 OCEAN PARK BLVD., SUITE 100
                             SANTA MONICA, CA 94045
                            ------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                   OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about August 3, 1998 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares (the "Shares") of common stock, $0.01 par value (the "Common Stock"), of CyberMedia, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Cyclone Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of Networks Associates, Inc. ("Parent"), to the board of directors of the Company (the "Company Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated July 28, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

     Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer to acquire all of the Shares (the "Offer"). The Offer is scheduled to expire at 12:00 Midnight, New York City time, on August 28, 1998, unless the Offer is extended. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, Purchaser will be merged with and into the Company (the "Merger").

     The information contained in this Information Statement concerning Purchaser has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

     The Common Stock is the only class of voting securities of the Company outstanding. Each Share entitles its record holder to one vote. As of July 27, 1998, there were 13,362,540 Shares outstanding.

THE COMPANY'S BOARD OF DIRECTORS

     If Purchaser purchases Shares pursuant to the Offer, the Merger Agreement provides that Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or its affiliates bears to the total number of Shares then outstanding. The Company has further agreed, upon request of Parent, to promptly take all actions necessary to cause Parent's designees to be so elected, including, if necessary, increasing the size of the Company Board (to the extent permitted by the Company's Certificate of Incorporation and By-Laws) and/or seeking the resignations of one or more existing directors, provided, however, that prior to the effective time of the Merger, the Company Board shall at all times have at least two members who are members of the Company Board on the date of the

Merger Agreement and are neither officers of the Company or any of its subsidiaries, nor officers or directors of Purchaser or any of its affiliates, or other independent directors appointed to replace such persons.

     Parent has informed the Company that Parent will choose Parent's designees from the list of persons set forth in the following table. With respect to Parent's designees, the following table, prepared from information furnished to the Company by Parent, sets forth the name, age, citizenship, present principal occupation or employment and five-year employment history for each of the persons who may be designated by Parent as Parent's designees. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with Parent. If necessary, Parent may choose additional or other Parent's designees, subject to the requirements of Rule 14f-1. Unless otherwise indicated below, the business address of each person is Network Associates, Inc., 3965 Freedom Circle, Santa Clara, CA 95054.

                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
     NAME AND CITIZENSHIP          AGE            POSITIONS HELD DURING THE PAST FIVE YEARS
     --------------------          ---    ---------------------------------------------------------
William L. Larson..............    42     Chief Executive Officer since September 1993. Chairman of
                                          the Board of Directors since April 1995. Director since
                                          October 1993. President from October 1993 to December
                                          1997. Vice President of SunSoft, Inc., a system software
                                          subsidiary of Sun Microsystems, Inc., ("SunSoft"), from
                                          August 1988 to September 1993.
Prabhat K. Goyal...............    43     Chief Financial Officer, Vice President of Finance and
                                          Administration, Treasurer and Secretary since October
                                          1996. Vice President of Finance, Corporate Controller and
                                          Treasurer from April 1996 to October 1996. Director,
                                          Finance and OEM Development, Solaris Products Group for
                                          SunSoft from July 1994 to March 1996. Director, Finance
                                          and Sales Operations of SunSoft from November 1991 to
                                          June 1994.
Zachary A. Nelson..............    36     General Manager of Total Service Desk Division since
                                          January 1998. Vice President and General Manager of
                                          Network Management from March 1997 to January 1998. From
                                          February 1993 to March 1997, Mr. Nelson was employed in
                                          various capacities, most recently as Vice President of
                                          Marketing, for Oracle Corporation.
Richard A. Hornstein...........    36     Vice President of Legal Affairs and Corporate Development
                                          since January 1998. Director of Legal Affairs from June
                                          1997 to January 1998. Director of Tax from April 1997 to
                                          June 1997. International Tax Manager for Coopers &
                                          Lybrand from October 1995 to April 1997. Tax manager for
                                          KPMG Peat Marwick from August 1993 to September 1995.
Gregory P.G. Wharton...........    28     Manager of Legal Affairs since June 1998. Associate at
                                          Wilson Sonsini Goodrich & Rosati, PC from May 1997 to May
                                          1998. Associate at Sullivan & Worcester LLP from May 1995
                                          to April 1997. Law student at Yale University from August
                                          1993 to May 1995.

     Parent has advised the Company that to the best knowledge of Parent, none of Parent's designees currently is a director of, or holds any position with, the Company, and except as disclosed in the Offer to Purchase, none of Parent's designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission (the "SEC"), except as may be disclosed in the Offer to Purchase. None of Parent's designees has any family relationship with any director or executive officer of the Company.

     Parent has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under
Item 401(f) of Regulation S-K promulgated by the SEC.

     It is expected that Parent's designees may assume office at any time following the purchase by Parent of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than August 28, 1998, and that, upon assuming office, Parent's designees will thereafter constitute at least a majority of the Company Board.

                        DIRECTORS AND EXECUTIVE OFFICERS

THE CURRENT MEMBERS OF THE BOARD

     The names of the current directors, their ages as of July 27, 1998 and certain other information about them are set forth below. Some of the current directors may resign effective immediately following the purchase of Shares by Purchaser pursuant to the Offer.

                                     YEAR
                                     FIRST
                                   ELECTED A       POSITION WITH THE COMPANY OR PRINCIPAL
     NAME OF DIRECTOR       AGE    DIRECTOR        OCCUPATION DURING THE PAST FIVE YEARS
     ----------------       ---    ---------    --------------------------------------------
Suhas Patil(1)(2).........  54       1995       Dr. Patil has served as a director of the
                                                Company since September 1995. Since February
                                                1984, Mr. Patil has served as Chairman of
                                                the Board of Cirrus Logic, Inc., which he
                                                founded.
Ronald S. Posner(1)(2)....  56       1995       Mr. Posner has served as a director of the
                                                Company since September 1995. Since June
                                                1997, he has served as Chairman of PS
                                                Capital, a venture capital fund. From 1994
                                                to 1996, he was Chairman of StarPress
                                                Multimedia, Inc. From September 1990 to
                                                October 1993, he served as Chairman of the
                                                Board and Chief Executive Officer of
                                                WordStar International, Inc.
Kanwal Rekhi..............  51       1995       Mr. Rekhi has served as a director of the
                                                Company since September 1995 and has served
                                                as Chairman of the Board since February
                                                1998. From March 1998 to April 1998, Mr.
                                                Rekhi served as Acting President, and in
                                                April 1998, Mr. Rekhi became Chief Executive
                                                Officer of the Company. From June 1989 to
                                                January 1995, Mr. Rekhi served as an
                                                Executive Vice President and Chief
                                                Technology Officer of Novell, Inc.
                                                ("Novell"). Mr. Rekhi also served as a
                                                director of Novell from June 1989 to
                                                September 1995. Mr. Rekhi currently serves
                                                as a director of Exodus Communications Inc.
James R. Tolonen..........  49       1996       Mr. Tolonen has served as a director of the
                                                Company since August 1996. Effective May 1,
                                                Mr. Tolonen became President and Chief
                                                Operating Officer of the Company. From June
                                                1989 to April 1998, he served as a Senior
                                                Vice President and Chief Financial Officer
                                                of Novell. Mr. Tolonen also served as Chief
                                                Financial Officer of Excelan, Inc. from July
                                                1983 through June 1989 before it was
                                                acquired by Novell. Mr. Tolonen is a
                                                Certified Public Accountant. Mr. Tolonen is
                                                a member and two-term past Chair of the
                                                Issuer Affairs Committee of the Nasdaq.

---------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     Each of the directors has been engaged in the principal occupation(s) described above during the past five years. There are no family relationships among any of the directors or executive officers of the Company.

INFORMATION CONCERNING THE BOARD; DIRECTOR COMPENSATION

     The Company Board held nine meetings, and took a total of four actions by unanimous written consent during the fiscal year ended December 31, 1997. Each of the directors attended at least 75% of the aggregate number of meetings of the Company Board and each Company Board committee on which he served. The

Company Board has standing Executive, Audit and Compensation Committees, but does not have a Nominating Committee. The entire Company Board performs the function of a Nominating Committee.

     The Audit Committee of the Company Board, which in 1997 consisted of Messrs. Posner, Rekhi and Tolonen, and currently consists of Mr. Posner and Mr. Patil held four meetings during the last fiscal year. The Audit Committee reviews and advises the Company Board regarding the Company's accounting matters and is responsible for reviewing and recommending the annual appointment of the independent public accountants, recommending the engagement of the Company's independent public accountants and the services to be performed by them, and reviewing and evaluating the accounting principles being applied to the Company's financial reports.

     The Compensation Committee of the Company Board, which consists of Messrs. Patil and Posner, held one meeting during the last fiscal year. The Compensation Committee reviews and advises the Company Board regarding all forms of compensation to be provided to the officers, employees, directors and consultants of the Company.

     The Company reimburses its directors for the out-of-pocket expenses incurred in the performance of their duties as directors of the Company. The Company has not previously paid fees to its directors for attendance at board meetings. Effective in April 1998, the Company pays an annual board fee of $10,000 to each outside board member. This fee is initially payable for current outside Company Board members on May 1, 1998, and then on each anniversary thereof, subject to continued service as a director of the Company. New outside Company Board members will be paid their board fee upon first joining the Company Board, and then on each anniversary thereof while they remain on the Company Board. Outside Company Board members will also receive a $1,500 per day stipend for in person attendance at board meetings or committee meetings, with no more than one stipend per day per member to be paid. Stipends will be paid within 30 days following the applicable meeting.

     The Company's 1996 Director Option Plan (the "Director Plan") which was approved by the Company Board in June 1996 and the stockholders in August 1996, and amended by the Company Board and Stockholders in April 1998 and June 1998, respectively, provides for the automatic and nondiscretionary grant of nonstatutory stock options to nonemployee directors ("Outside Directors") of the Company who are first elected to the Board after August 1996. A total of 150,000 shares of Common Stock are reserved for issuance thereunder. Each eligible Outside Director automatically will be granted an option to purchase 15,000 shares on the date on which such person first becomes an Outside Director ("First Option") at the fair market value of the Company's Common Stock on the date of grant. Each First Option will become exercisable as to 33% of the shares subject to the option on the first anniversary of the date of grant and as to one-third of the shares subject to the option each year thereafter, subject to continued service as an Outside Director. In addition, each eligible Outside Director will automatically be granted an option to purchase 5,000 shares on December 1 of each year, provided he or she has served on the Company Board for at least six months and was appointed to the Company Board after April 30, 1998 ("Subsequent Option"). Each Subsequent Option shall have an exercise price equal to the fair market value of the Company's Common Stock as of the date of grant and shall become exercisable as to one-twelfth of the shares subject to the Subsequent Option two years and one month after the date of grant and as to one-twelfth of the shares on the last day of each month thereafter, subject to continued service as an Outside Director. As of July 27, 1998, no shares of Common Stock subject to options have been granted under the Director Plan and 150,000 shares of Common Stock remain available for future issuance.

EXECUTIVE OFFICERS OF THE COMPANY

     The following individuals currently serve as executive officers of the
Company:

        NAME            AGE                         POSITION(S) HELD
        ----            ---                         ----------------
Kanwal Rekhi.........   51    Chief Executive Officer and Chairman
James R. Tolonen.....   49    President and Chief Operating Officer
Robert Davis.........   40    Vice President and General Manager, Enterprise Products Group
Ken Kucera...........   54    Vice President, Worldwide Sales and Marketing
Srikanth Chari.......   46    Vice President, Marketing

     See "The Current Members of the Board" above for background information on Messrs. Rekhi and Tolonen.

     Mr. Davis has served as Vice President and General Manager, Enterprise Products Group, of the Company since December 1997. From June 1997 until December 1997, Mr. Davis served as Vice President, Marketing of the Company. From April 1995 to May 1997 he served as Vice President of Marketing and Business Development at Iterated Systems, Inc., a software company. From June 1991 to December 1994 he held the position of Vice President and general manager of the Connectivity Products Division and Senior Vice President of Corporate Marketing at Novell, Inc., a software company. Mr. Davis holds a B.S. in Electrical Engineering from Purdue University and an M.B.A. in marketing from Santa Clara University.

     Mr. Kucera has served as Vice President, Worldwide Sales and Marketing since January 1998. From October 1994 to January 1998, he served as President and Chief Executive Officer of First Byte, Inc., a software company. From April 1986 to October 1994, he served as Chairman and Chief Executive Officer of Swallowtail Systems, Inc., a software company. Mr. Kucera holds a B.S. in Humanities and a B.A. in Philosophy from Loyola University Chicago.

     Dr. Chari has served as Vice President, Marketing, since co-founding the Company in November 1991. From November 1991 to August 1996, Dr. Chari also served as a director of the Company. From July 1990 to October 1991, he served as Director of Marketing for NetLabs, Inc. Dr. Chari holds a B.Tech in Electrical Engineering from the Indian Institute of Technology of Delhi, India, an M.B.A. from the Indian Institute of Management of Ahmedabad, India and a Ph.D. in Business from the University of California, Los Angeles.

                             EXECUTIVE COMPENSATION

     The following table shows, as to the Chief Executive Officer and each of the other most highly compensated executive officers who earned in excess of $100,000 in annual salary or bonus during the fiscal year ended December 31, 1997 (the "Named Officers"), information concerning compensation awarded to, earned by or paid for services to the Company in all capacities during 1997, 1996 and 1995.

SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM
                                                                       COMPENSATION
                                               ANNUAL COMPENSATION      SECURITIES
                                               --------------------     UNDERLYING      ALL OTHER
                                                SALARY      BONUS        OPTIONS       COMPENSATION
   NAME AND PRINCIPAL POSITION(1)      YEAR      ($)         ($)           (#)             ($)
   ------------------------------      ----    --------    --------    ------------    ------------
Unni S. Warrier......................  1997    150,000     169,228       229,000             --
  President and Chief Executive
     Officer                           1996    203,461          --       150,050          2,053
                                       1995    123,461         500                        1,623
Leonard L. Backus....................  1997    120,000      44,944            --             --
  Vice-President, International Sales  1996     76,154      33,120        50,000          2,851
  and Marketing                        1995         --          --            --             --
Jeffrey W. Beaumont..................  1997    120,000       5,373        16,000             --
  Chief Financial Officer              1996    100,000          --            --             --
                                       1995      4,046          --        75,000             --
Robert Davis.........................  1997     76,033      34,447       100,000             --
  Vice-President, Marketing            1996         --          --            --             --
                                       1995         --          --            --             --

---------------
(1) In January, February and March 1998, Mr. Backus, Mr. Beaumont and Mr. Warrier resigned, respectively.

GRANTS OF STOCK OPTIONS

     The following table sets forth certain information with respect to stock options granted to the Company's Named Officers during the fiscal year ended December 31, 1997:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                          POTENTIAL REALIZABLE
                                                                                            VALUE AT ASSUMED
                                NUMBER OF     % OF TOTAL                                  ANNUAL RATES OF STOCK
                                SECURITIES     OPTIONS                                     PRICE APPRECIATION
                                UNDERLYING    GRANTED TO                                   FOR OPTION TERM(1)
                                 OPTIONS     EMPLOYEES IN   EXERCISE PRICE   EXPIRATION   ---------------------
             NAME                GRANTED     FISCAL YEAR      ($/SHARE)         DATE        5%($)      10%($)
             ----               ----------   ------------   --------------   ----------   ---------   ---------
Unni S. Warrier...............    20,000          1.5%           9.00         3/13/07       113,201     286,874
                                 209,000         15.5%          14.75         7/30/07     1,938,725   4,913,110
Leonard L. Backus.............        --           --              --              --            --          --
Jeffrey W. Beaumont...........    16,000          1.2%           9.00         3/13/07        90,561     229,499
Robert Davis..................   100,000          7.4%          14.75         7/30/97       927,620   2,350,770

---------------
(1) Under rules promulgated by the Securities and Exchange Commission, the amounts in these two columns represent the hypothetical gain or "option spread" that would exist for the options in this table based on assumed stock price appreciation from the date of grant until the end of such options' ten-year term at assumed annual rates of 5% and 10%. The 5% and 10% rates of appreciation are specified by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices. The Company does not necessarily agree that this method properly values an option. Actual gains, if any, on option exercises are dependent on the future performance of the Company's Common Stock and overall market conditions and the timing of option exercises, if any.

     The following table provides information concerning option exercises by the Named Officers during the fiscal year ended December 31, 1997 and the value of unexercised options at such date.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                             NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                   SHARES                 OPTIONS AT FISCAL YEAR-END          FISCAL YEAR-END
                                 ACQUIRED ON    VALUE               (#)(2)                        (#)(3)
                                  EXERCISE     REALIZED   ---------------------------   ---------------------------
             NAME                    (#)        ($)(1)    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
             ----                -----------   --------   -----------   -------------   -----------   -------------
Unni S. Warrier................      --          --         116,975        262,125       1,126,181      1,140,639
Leonard L. Backus..............      --          --          20,833         29,167         240,892        337,258
Jeffrey W. Beaumont............      --          --          53,500         37,500         656,621        551,613
Robert Davis...................      --          --              --        100,000              --         31,300

---------------
(1) Calculated by determining the difference between the estimated fair market value of the security underlying the options on the date of exercise and the exercise price of the options.

(2) The Company has not granted any stock appreciation rights and its stock plans do not provide for the granting of such rights.

(3) Calculated by determining the difference between the fair market value of the securities underlying the options at year end ($15.063 per share as of December 31, 1997) and the exercise price of the options.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of April 20, 1998 for (i) each person known to the Company to be the beneficial owner of more than 5% percent of the outstanding Common Stock, (ii) each director of the Company, (iii) the Named Officers, and (iv) all directors and executive officers of the Company as a group. Except as may be indicated in the footnotes to the table, each such person has the sole voting and investment power with respect to the Shares owned, subject to applicable community property laws.

                                                                                          PERCENTAGE
                                                                                           OF CLASS
                                                                                         BENEFICIALLY
                                                                                             OWNED
                           NAME                             SHARES BENEFICIALLY OWNED         (1)
                           ----                             -------------------------    -------------
Suhas Patil(2)............................................          1,948,729                15.3%
  c/o Cirrus Logic, Inc.
  3100 West Warren Avenue
  Fremont, CA 94538
Pilgrim Baxter & Associates, Ltd.(3)......................          1,358,200                10.6%
  825 Duportail Rd
  Wayne, PA 19087
Unni S. Warrier(4)........................................            831,964                 6.2%
  c/o CyberMedia, Inc.
  3000 Ocean Park Blvd., Suite 2001
  Santa Monica, CA 90405
Leonard L. Backus(5)......................................              4,281                   *
Jeffrey W. Beaumont(6)....................................             78,167                   *
Robert Davis..............................................                 --                   *
Kanwal Rekhi(7)...........................................            291,375                 2.3%
Ronald S. Posner(8).......................................            264,200                 2.1%
James R. Tolonen(9).......................................             32,812                   *
All Directors and Executive Officers as a group (8
  persons)(10)............................................          3,406,362                26.7%

---------------
  *  Less than 1%

 (1) Percent Ownership is based on 12,773,348 Shares outstanding as of April 20, 1998. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares subject to options that are currently exercisable or exercisable within 60 days of April 20, 1998 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

 (2) Includes 75,000 shares of Common Stock registered to Personal Urban Transport Corporation of which Mr. Patil is one of two directors. Mr. Patil disclaims beneficial ownership as to these shares. Mr. Patil is the individual owner of 1,723,968 shares subject to the community property laws of the State of California with respect to the Reporting Persons' spouse, Jayshree Patil. Additionally, 149,761 shares of Common Stock are held jointly with Mayashree Patil. Includes 28,125 shares subject to the Company's repurchase option which lapses over time.

 (3) This information was obtained from filings made with the Securities and Exchange Commission pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Of such 1,358,200, shares, Pilgrim Baxter & Associates, Ltd. has sole voting power over 1,333,500 shares, shared voting power over 1,358,200 shares and sole dispositive power over 1,358,200 shares.

 (4) Includes 80,000 shares held by Unnikrishnan S. Warrier, Trustee of the Anne Lam 1996 Children's Trust UTA dated August 26, 1996, of which Mr. Warrier disclaims beneficial ownership. Includes

     156,508 shares subject to options that are currently exercisable or exercisable within 60 days of April 20, 1998.

 (5) Includes 4,167 shares subject to options that are currently exercisable or exercisable within 60 days of April 20, 1998.

 (6) Includes 75,375 shares subject to options that are currently exercisable or exercisable within 60 days of April 20, 1998.

 (7) Represents 37,836 shares held by Kanwal Rekhi, Ann Holt Rekhi and Navinder Jain, Trustees of the Benjamin Rekhi Trust dated 12/15/89, 37,837 shares held by Kanwal Rekhi, Ann Holt Rekhi and Navinder Jain, Trustees of the Raj-Ann Kaur Rekhi Trust dated 12/15/89 and 208,559 shares held by Kanwal Rekhi as Trustee of the Rekhi Family Trust dated 12/15/89 and 7,143 shares held by Mr. Rekhi. Includes 28,125 shares subject to the Company's repurchase option which lapses over time.

 (8) Includes 28,125 shares subject to the Company's repurchase option which lapses over time.

 (9) Includes 32,812 shares subject to options that are currently exercisable or exercisable within 60 days of April 20, 1998.

(10) Includes 268,862 shares subject to outstanding options which are currently exercisable or exercisable within 60 days of April 20, 1998 as referenced in footnotes (2) through (9).

                     COMPENSATION COMMITTEE INTERLOCKS AND
                             INSIDER PARTICIPATION

     The Compensation Committee consists of Mr. Patil and Mr. Posner. During 1997 Mr. Warrier also participated in discussions regarding salaries and incentive compensation for all employees (including officers) and consultants to the Company, except that Mr. Warrier was excluded from discussions regarding his own salary and incentive compensation.

                EMPLOYMENT CONTRACTS; TERMINATION OF EMPLOYMENT;
            AND CHANGE-IN-CONTROL ARRANGEMENTS; CERTAIN TRANSACTIONS

EMPLOYMENT CONTRACTS

     In April 1998, the Company entered into employment agreements with each of Mr. Rekhi and Mr. Tolonen in connection with their appointments as Chief Executive Officer, and President and Chief Operating Officer, respectively. In April 1998, in connection with these employment agreements, the Company entered into both stock option agreements and restricted stock purchase agreement with each of Mr. Rekhi and Mr. Tolonen.

     The agreements provide, among other things, for annual base salaries of $275,000 and $250,000 for Messrs. Rekhi and Tolonen, respectively, with bonus targets of 100% of base salary based upon achievement of performance objectives and additional sign-on and two subsequent annual bonuses of $356,000, $300,000 and $300,000 for Mr. Rekhi, and $227,500, $200,000 and $200,000 for Mr. Tolonen,
based upon continued employment.

     The agreements also provide for the fair market value purchase of 150,000 and 100,000 restricted shares of the Company's Common Stock by Messrs. Rekhi and Tolonen respectively, in exchange for full-recourse, interest-bearing notes. The aggregate principal amount of each note is $956,250 and $637,500, respectively. The interest rate for both of these notes is 5.43% per annum, compounded semiannually. The shares are subject to a thirty-six month declining repurchase right by the Company that lapses in the event of certain share price attainment, change of control or certain revenue and profitability achievement. As of July 27, 1998, $745,628 and $502,907 were outstanding under each of these notes.

     The agreements also provide for the grant to Mr. Rekhi of an option to acquire 528,000 shares of the Company's Common Stock at a $10 per share price (a 57% premium over the fair market value on the date of grant); and for the grant to Mr. Tolonen of an option to acquire 100,000 shares of the Company's Common

Stock at fair market value on the date of grant, and an option to acquire 306,000 shares at a $10 per share price (a 57% premium over the fair market value on the date of grant), all such options vesting over four years.

     Mr. Robert Davis currently serves as Vice President and General Manager of the Enterprise Products Group. Mr. Davis' annual compensation consists of (i) base compensation of $190,000 per year, (ii) performance-oriented bonus compensation of up to an aggregate of $70,000 in 1998, payable quarterly based upon achieving quarterly revenue and budget targets, (iii) an option to purchase 100,000 shares of Common Stock of the Company, subject to four year vesting and
(iv) an option to purchase 50,000 shares of Common Stock of the Company, subject to two year vesting.

     Mr. Kenneth Kucera currently serves as Vice President, Worldwide Retail Sales. Mr. Kucera's annual compensation consists of (i) base compensation of $170,000 per year, (ii) performance-oriented bonus compensation of up to $22,500 per quarter based upon achieving quarterly revenue and budget targets allowing bonuses, (iii) an option to purchase 100,000 shares of Common Stock of the Company, subject to four year vesting and (iv) an option to purchase 50,000 shares of Common Stock of the Company, subject to two year vesting.

     Mr. Srikanth Chari currently serves as Vice President, Marketing. Mr. Chari's annual compensation includes (i) base compensation of $200,000 per year,
(ii) performance-oriented bonus compensation of up to $15,000 per quarter based upon achieving quarterly targets allowing bonuses, (iii) an option to purchase 16,667 shares of Common Stock of the Company, which are fully vested and (iv) an option to purchase 100,000 shares of Common Stock of the Company, subject to two year vesting.

     Certain elements of the salary, bonus, notes, stock option vesting and lapsing of the Company's repurchase rights, accelerate in the event of termination either following a change of control or not for cause.

CERTAIN AGREEMENTS AND PLANS

     Executive Employment Policy. The Company established an Executive Employment Policy (the "VP Policy") applicable to each Vice President ("VP") of the Company. Pursuant to the VP Policy, upon a Termination due to Change of Control (as defined below) of a VP or upon a Termination without Cause of a VP without Cause (as defined below), such VP is entitled to the following. Only one instance of each of the severance benefits below shall be given to such VP qualified to receive such benefits.

     Severance Payment. Such VP will receive a lump sum severance payment (the "Severance Payment") equal to six (6) months annual base salary in effect immediately prior to the termination, subject to all applicable withholding and employment taxes. The Severance Payment will be reduced by the amount of pay the VP receives in lieu of notice under the Worker Adjustment and Retraining Act, if applicable. The VP Policy provides that the benefits provided under the VP Policy shall be in lieu of any other severance plan benefits provided by the Company under any other plan, policy, or agreement, such that the severance benefits payable under the VP Policy shall be reduced by any severance paid or payable to the VP by the Company under any other plan, policy or agreement; provided, however, that if a VP is entitled under any prior written and executed agreement to severance benefits that are greater than the severance benefits provided under the VP Policy, the VP shall not forfeit his/her rights to the difference between the severance benefits provided under such agreement and the severance benefits provided under the VP Policy.

     Coverage under COBRA If a VP elects COBRA continuation coverage pursuant to federal law, the Company shall pay the VP's COBRA premiums for a six month period after such VP's termination.

     Acceleration of Option Vesting. In addition to any vesting or accelerated vesting under the Company's Option Plans (as defined below in "Company Stock Plans"), such VP's unvested stock options shall immediately vest as if the VP were employed for an additional 12 months. Such VP shall have 90 days following his or her termination date to exercise vested shares. The period to exercise shall be extended, but only as long as necessary in order to allow the VP to exercise such options without violating regulatory trading rules.

     Benefits. Such VP shall receive the benefits, if any, under the Company's 401(k) Plan, employee bonus plans, employee stock purchase plans and other Company benefit plans to which the VP may be entitled pursuant to the terms of such plans. The VP's participation and rights in other benefit plans as may be provided by the Company at the time of his or her termination of employment shall be governed solely by the terms and conditions of such other plans, if any. All other wages and vacation accrued through the date of termination shall be paid, but there shall be no proration of incentive bonus unless "earned" under the provision of the applicable incentive bonus plan.

     As used in the VP Policy, (i) a "Termination due to Change of Control" means a Termination without Cause that occurs within one year after a Change of Control, as defined below; (ii) "Termination without Cause" means (A) any termination of a VP initiated by the Company unless Cause (as defined below) is the grounds for termination; (B) any termination of a VP, initiated by a VP, for a reason that constitutes a Constructive Termination (as defined below); or (C) a termination, initiated by a VP, because any successor to the Company fails to assume the obligations under the VP Policy; provided that notwithstanding the foregoing, the term "Termination without Cause" shall not mean any termination of a VP due to a VP's death, retirement, or permanent disability; (iii) "Cause" means (A) any act of fraud, misappropriation, embezzlement, or other act of material and unlawful dishonesty taken by a VP against the Company; (B) the conviction of a felony which the Company reasonably believes had or will have a material detrimental effect on the Company's reputation or business, (C) any act by a VP which constitutes gross misconduct and is injurious to the Company and
(D) any act by a VP which the Company determines constitutes a breach of security and is injurious to the Company; (iv) Change of Control means the occurrence of any of the following events: (A) a merger or consolidation involving the Company in which the shareholders of the Company immediately prior to such merger or consolidation own less than 50% of the voting power of the surviving corporation, (B) the sale of all or substantially all, of the assets of the Company or (C) any person, (as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act")) or group (within the meaning of Rule 13d of the Exchange Act) becoming the beneficial owner (within the meaning of Rule 13d-3 of the Exchange Act) of securities representing more than 50% of the voting power of the Company then outstanding; and (v) "Constructive Termination" means the occurrence of any of the following conditions, without the Executive's written consent, which condition(s) remain(s) in effect 20 days after written notice to the Company Board from a VP of such condition(s): (A) a decrease in a VP's base salary, or material decrease in a VP's annual target bonus, quarterly bonus, or employee benefits; (B) a material decrease in a VP's position, authority, duties and responsibilities; or (C) the relocation of a VP to a facility or location more than thirty (30) miles from the VP's then-existing facility or location.

COMPANY STOCK PLANS

     The Company maintains the Amended 1993 Stock Plan, and the 1996 Director Option Plan, as amended (the "Option Plans"). Pursuant to the Merger Agreement, at the Effective Time, each option to purchase Common Stock under any of the Option Plans will be assumed by the Parent and will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such option (including, without limitation, any repurchase rights or vesting provisions) shares of the common stock, $0.01 par value, of Parent ("Parent Common Stock"), except that (i) such option will be exercisable for that number of shares of Parent Common Stock equal to the product of the number of Shares that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by a fraction, the numerator of which is the consideration paid in the Merger and the denominator of which is the average of the last reported sale prices of the Parent Common Stock on the five trading days immediately preceding the date of the effective time of the Merger, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed option will be equal to the aggregate exercise price for the Shares purchasable pursuant to such assumed option immediately prior to the effective time of the Merger divided by the full number of shares of Parent Common Stock purchasable thereafter in accordance with the foregoing, rounded down to the nearest whole cent. Within five business days after the Effective Time, Parent will file a registration statement on Form S-8 with respect to the shares of Parent Common Stock subject to the assumed options and will use its best efforts to maintain the effectiveness of such registration statement for so long as such options remain outstanding.

SETTLEMENT AGREEMENTS

     The Company is party to a Settlement Agreement and Mutual Release with Unni
S. Warrier dated March 12, 1998 which accelerated the vesting of 53,125 options, and such acceleration in the amount of $454,000 was expensed in the first quarter of 1998. The Company also agreed to pay Mr. Warrier a severance payment of $175,000, which has been paid in full.

     The Company is a party to a Settlement Agreement and Mutual Release with Jeffrey Beaumont dated February 9, 1998 which accelerated the vesting of 18,749 options, and such acceleration in the amount of $128,000 was expensed in the first quarter of 1998. The Company also agreed to pay Mr. Beaumont a severance payment of $65,000 in installments through August 9, 1998.

INDEMNIFICATION

     The Company's Certificate of Incorporation provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability is not permitted by the DGCL.

     The Company's Bylaws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director or officer of the Company, or that such director or officer is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     The Company has previously entered into indemnification agreements with each of its directors and officers. The indemnification agreements generally provide: (i) for indemnification to the fullest extent permitted by law if an indemnitee was or is or becomes a participant in, or is threatened to be made a participant in, any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation that the indemnitee in good faith believes might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, investigative or other by reason of (or arising in part out of) any event or occurrence related to the fact that the indemnitee is or was a director or officer of the Company, or any subsidiary of the Company, or is or was serving at the request of the Company as a director or officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of the indemnitee while serving in such capacity against any and all expenses (including attorneys' fees and all other costs, expenses and obligations incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in, any such action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation, judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) of the claim and (ii) for advancement of all expenses incurred by the indemnitee.

                      COMPLIANCE WITH SECTION 16(a) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors and persons beneficially owning more than 10% of the outstanding Common Stock of the Company to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% holders of Common Stock are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on copies of such forms furnished as provided above, or written representations that no forms were required, the Company believes that for the fiscal year ended December 31, 1997, all Section 16(a) filing requirements applicable to its officers, directors and owners of greater than 10% of its Common Stock were complied with.

                                 EXHIBIT INDEX

    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------
       1      Agreement and Plan of Merger, dated July 28, 1998, by and
              among Networks Associates, Inc., Cyclone Acquisition Corp.
              and CyberMedia, Inc., including Conditions to the Offer.
       2      Stock Option Agreement, dated July 28, 1998, by and between
              Networks Associates, Inc., and CyberMedia, Inc.
       3      Support Agreement, dated as of July 28, 1998, by and between
              Networks Associates, Inc. and Kanwal Rekhi.
       4      Support Agreement, dated as of July 28, 1998, by and between
              Networks Associates, Inc. and James R. Tolonen.
       5      Support Agreement, dated as of July 28, 1998, by and between
              Networks Associates, Inc. and Suhas Patil.
       6      Support Agreement, dated as of July 28, 1998, by and between
              Networks Associates, Inc. and Ronald S. Posner.
       7      Support Agreement, dated as of July 28, 1998, by and between
              Networks Associates, Inc. and Robert Davis.
       8      Support Agreement, dated as of July 28, 1998, by and between
              Networks Associates, Inc. and Kenneth Kucera.
       9      Note Purchase and Security Agreement, made as of July 28,
              1998, by and among CyberMedia, Inc. and Networks Associates,
              Inc.
      10      Secured Subordinated Convertible Promissory Note, dated July
              28, 1998, made by CyberMedia, Inc. for the benefit of
              Networks Associates, Inc.
      11      Executive Employment Policy.
      12      Letter to Stockholders of CyberMedia, Inc., dated August 31,
              1998.
      13      Fairness Opinion of Hambrecht & Quist LLC, dated July 28,
              1998.
      14      Confidentiality Agreement, dated June 9, 1998, by and
              between Networks Associates, Inc. and CyberMedia, Inc.
      15      Form of Indemnification Agreement and provisions regarding indemnification of directors and officers from the Company's
              Certificate of Incorporation and Bylaws.
      16      Pages 6-11 of the Proxy Statement, dated May 6, 1998, for
              the Annual Stockholder meeting on June 10, 1998.
      17      Class Action Complaint filed by Stanley Schneider in the
              Court of Chancery in the State of Delaware dated July 28,
              1998.
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